                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 3 TO

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Premier Mortgage Resources, Inc.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

          Nevada                                         88-0343833
--------------------------------------------------------------------------------
(State of other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)


280 Windsor Highway  New Windsor, NY                          12553
--------------------------------------------------------------------------------
(Address of principal executive offices)                    (Zip Code)


Issuer's telephone number        (914) 561-7770
                         -------------------------------------------------------

Securities to be registered under Section 12(b) of the Act:

         Title of each class                  Name of each exchange on which
         to be so registered                  each class is to be registered

-------------------------------------      -------------------------------------

-------------------------------------      -------------------------------------

           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
--------------------------------------------------------------------------------
                                (Title of class)

--------------------------------------------------------------------------------
                                (Title of class)


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TABLE OF CONTENTS

PART I
                                                                            PAGE


Item 1    Description of Business                                             4

Item 2    Management's Discussion and Analysis or Plan of Operation          11

Item 3    Description of Property                                            14

Item 4    Security Ownership of Certain Beneficial
          Owners and Management                                              15

Item 5    Directors, Executive Officers, Promoters and Control Persons       16

Item 6    Executive Compensation                                             18

Item 7    Certain Relationships and Related Transactions                     19

Item 8    Description of Securities                                          20


PART II


Item 1    Market Price of and Dividends on the Registrant's Common Equity
          and Other Shareholder Matters                                      21

Item 2    Legal Proceedings                                                  22

Item 3    Changes in and Disagreements with Accountants
          on Accounting and Financial Disclosure                             23

Item 4    Recent Sales of Unregistered Securities                            23

Item 5    Indemnification of Directors and Officers                          25


FINANCIAL STATEMENTS

See attached Financial Statements


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EXHIBIT INDEX


No.   Description of Exhibit
---   ----------------------


3.1   Articles of Incorporation of Mortgage Resources, Inc., dated August 17,
1995*

3.2   Articles of Amendment, dated October 16, 1995*

3.3 Annual List, changing corporate name to Premier Mortgage Resources, Inc., dated August 20, 1997*

3.4   Certificate of Reinstatement, dated August 20, 1997*

3.5   Bylaws of Mortgage Resources, Inc.*

3.6   Articles of Incorporation of United National, Inc., dated November 21,
1997*

3.7 Articles of Organization of United National Mortgage, LLC, dated October 2, 1996*

3.8 Certificate Of Amendment to Articles of Organization of United National Mortgage, LLC, dated February 3, 1998*

3.9   Operating Agreement of United National Mortgage, LLC,  dated July 1,
1996*

3.10  LLC Interest Acquisition Agreement*

10.1  Reorganization Agreement, dated July 2, 1998*

10.2  Agreement to Sell Stock, dated April 22, 1998*

10.3  Indemnification Agreement with Donald Wilen*

10.4  Indemnification Agreement with Joseph Cilento*

10.5  Indemnification Agreement with William "Rudy" Scott*

10.6  Sample Net Branch Agreement*

21.1  Subsidiaries of Registrant*

23.1  Consent of Auditors*

27    Financial Data Schedule*

-----------------
* Previously Filed.

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                                       PART I


ITEM 1. DESCRIPTION OF BUSINESS

Office

Premier Mortgage Resources Inc. ("we", "us" or "the Company") currently maintains its principal office at 280 Windsor Highway, New Windsor, New York 12553 where its telephone number is (914) 561-7770 and its facsimile number is
(914) 561-7748.

Organization/Historical Background

The Company was originally incorporated in Nevada on August 17, 1995 as "Mortgage Resources, Inc." The Company was inactive following its organization and its charter was revoked on April 26, 1997 by the State of Nevada for failure to file its 1996-1997 Annual List of Officers and Directors. Its charter was reinstated on August 20, 1997; however, during the period that its charter was revoked another corporation had taken the name "Mortgage Resources, Inc." and, therefore, the Company changed its name to "Premier Mortgage Resources, Inc." in order to secure reinstatement.

On April 22, 1998 (formalized on June 9, 1998) the Company entered into an Agreement and Plan of Reorganization with Donald S. Wilen, the sole stockholder of United National, Inc., the manager and holder of a 2% interest in United National Mortgage, LLC, a mortgage banker. On July 2, 1998, under that Plan, which was structured as a tax-free, stock-for-stock exchange pursuant to Section 358(a)(1)(B) of the Internal Revenue Code, the Company acquired all of the issued and outstanding shares of United National, Inc. in exchange for the issuance of 377,778 shares (after giving effect to the 1 for 6 reverse stock split effective on April 12, 1999) of the Company's Common Stock.

United National, Inc. was incorporated in the State of Nevada on November 21, 1997, and is a wholly owned subsidiary of the Company. It performs all of the loan processing and telemarketing services for United National Mortgage, LLC ("UNM"). It owns a 2% ownership in interest in UNM. United National, Inc. has entered into an agreement with UNM to acquire all of the ownership interest of UNM for nominal consideration immediately upon approval of the New York Banking Department of the change in control.

United National Mortgage, LLC is a New York limited liability company engaged in the mortgage banking business. As such, it is licensed by the New York State Department of Banking which requires that the owner of 9% or more of a mortgage banker be pre-approved by it. Pending approval by the New York State Department of Banking of the change in control, Donald Wilen, continues to own the 98% interest, and United National Inc. owns 2%. Donald Wilen will transfer his interest to United National, Inc. upon regulatory approval of the ownership change, without the payment of any further consideration.


Business - Corporate Structure

We are a holding company providing services and financing to our subsidiary, United National, Inc. United National, Inc. provides marketing and processing services to United National Mortgage, LLC that offers mortgage banking.


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Business Operations

     Premier Mortgage Resources, Inc. - Parent

Premier Mortgage Resources, Inc is organized to act as a holding company responsible inter alia for raising funds for United National, Inc. and UNM. As a holding company, Premier Mortgage Resources, Inc. provides certain staff functions to its subsidiaries, but has no business operations. All business operations are conducted by UNM, which performs all line functions. The staff functions which the Company supplies to its subsidiaries includes overall management, strategic direction, financing, legal services, accounting and related services including cash management and budgeting, marketing, and public relations/advertising.

     United National, Inc. - First Tier Subsidiary

United National, Inc., is engaged in providing various telemarketing and mortgage processing services on behalf of UNM. As such, it is wholly dependent on UNM and the level of its core business activity for its own revenues. United National, Inc. derives its revenues from performing telemarketing services in which phone calls are placed to prospective borrowers to solicit mortgage business. This solicitation effort on the part of United National, Inc. generates a pool of prospective borrowers that are likely to do business with UNM.

United National, Inc. absorbs all the cost of the telemarketing operation, including, but not limited to, payroll, payroll benefit costs, rent and general and administrative costs. It then bills UNM for calls made at a contractually agreed upon rate. It also derives revenues by billing UNM at a contractually agreed upon rate for mortgage loan processing. Our expenses include the payroll cost, leased space, and general and administrative costs of mortgage personnel engaged in these activities.

     United National Mortgage, LLC, Second Tier Subsidiary To-Be-Acquired

Although the legal transfer of ownership is pending approval by the New York State Department of Banking, United National Mortgage, LLC is managed as a wholly owned subsidiary of United National, Inc., and operates as the mortgage banking division of Premier Mortgage Resources, Inc. UNM is actively building a network of offices around the country by seeking existing mortgage brokers or bankers interested in becoming representative offices of UNM, called "Net Branches." Presently, UNM has six (6) Branches.

Upon becoming a Net Branch, the broker or banker is provided with: (i) the right to use the name United National Mortgage, LLC, which provides national exposure for the broker or banker (through UNM's advertising and marketing efforts); (ii) the use of the UNM's central computer system and other technology; (iii) staffing and hiring of the staff of each Net Branch by UNM; and (iv) employee benefits. The establishment of a Net Branch in no way represents a real estate acquisition by UNM, United National Mortgage, Inc. or Premier Mortgage Resources, Inc. All branch managers, including Net Branch managers, are employees of the Company. For Net Branches, in states where permissible, Net Branch managers are contractually obligated to pay the expenses of the branch. In states where not permissible, the Company pays these expenses directly. All revenue earned and related expenses by the branches of the Company are reflected in the statement of income of the Company.


General Business Plan of UNM

United National Mortgage, LLC is in the residential and wholesale mortgage banking business. Its primary focus has been the retail and wholesale origination and the sale of mortgage loans for one-to-four family properties. UNM is an approved loan correspondent with approximately twenty lenders such as Countrywide Credit, Flagstar Bank, Provident Bank, Interfirst, IndyMac, Alliance


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Mortgage, and other national prime and subprime mortgage lenders. UNM originates loans and closes them in UNM's name using funds from a warehouse line of credit. UNM does not close loans unless one of our mortgage purchasers has given UNM an approval for the loan and has agreed to purchase the loan. After the closing of the loan, a package of documents is sent to the mortgage purchaser, the investor reviews the documents and purchases the loan by wiring the funds to our warehouse bank. The difference between the amounts we close the loan for and the amount the investor pays the warehouse line constitutes part of the profit on that particular transaction.

UNM's strategy is to expand its retail and wholesale loan origination business. Increased loan origination will expand its revenue base. UNM intends to continue to sell loans after closing to permanent investors and does not foresee our maintenance of the mortgage's servicing rights. Servicing is a process whereby a mortgage company collects the mortgage payment and any escrows for taxes and insurance from borrowers. Companies that service loans make a small fee on each transaction. UNM does not plan to enter the servicing business. UNM sells its right to collect the payments to the permanent investor to whom the loans have been sold. As a result, the company realizes immediate cash from the sale of these mortgage servicing rights. By selling the servicing rights, UNM does not run the risk of the underlying mortgage being refinanced by the borrower thus ending the income stream from servicing.

Management of UNM believes that its business plan of combining expanded loan origination along with the Company's continuing objective of improving operating efficiencies will place it in a strong competitive position in the mortgage industry.

     The Retail Origination Division

Retail loan origination involves the direct solicitation of realtors, builders and other end borrowers for the origination of mortgage loans. UNM derives revenues from the premium that it receives when the loan is sold. Additionally, UNM derives revenues from fees charged directly to customers. Generally, that premium is shared on a negotiated basis with loan officers who procure the loan and assist in the loan origination process. One method we use of conducting retail originations is through the "Net Branch" concept, as discussed earlier, which entails partnering with established mortgage brokers who join the company as UNM employees and conduct their retail origination activities under the UNM name. In turn, UNM provides them with access to processing, underwriting and closing support functions as well as access to expanded product offerings in all states where UNM is licensed to transact mortgage business. Net Branch managers agree contractually to absorb the costs of their local branch operating costs such as payroll, use and occupancy and general and administrative costs associated with the operations of their local branch. Revenues from closed loan transactions are then contractually split with the Net Branch operator and the Company using predetermined formulas. UNM believes that its strategy of expanding its retail presence through the "Net Branch" concept will allow it to expand more quickly in designated markets without the commitment to absorb local


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branch operating costs. This allows UNM greater flexibility to expand or contact retail operations as business volumes rise and fall due to business conditions or the rise or fall in interest rate levels UNM sells substantially all of the mortgage loans that it produces. It sells these loans to investors (which may include broker/dealers, banks, thrifts, insurance companies, and state and local housing finance agencies), either as individual loans or pursuant to certain bulk purchase commitments.

UNM also nominally engages in the origination and brokerage of loans on commercial real estate assets, including shopping centers office properties and other commercial loans. It typically brokers (e.g. arranges for the loan from third-party lenders) these transactions. Transactions to date have not been material to UNM's results of operations. UNM's loan origination activities are conducted trough its corporate headquarter offices in New Windsor, New York. Current branch operations are located in New York, Massachusetts and Illinois.

     The Wholesale Origination Division

Wholesale loan origination involves the purchase of loans from mortgage brokers. UNM realizes revenue from the sale of such loans to investors for a price greater than the amount paid to the mortgage broker. UNM generally sells the loans to investors at pre-approved purchase prices which serves to reduce the risk of a loss on such sale(s). Wholesale loan origination tends to generate less revenues on a per transaction basis than retail origination, but expansion into the wholesale sector is less costly than retail origination because wholesale origination does not require the establishment of costly office space and the related overhead expense. The operation structure enables UNM to quickly enter new markets.

     Loan Servicing

UNM's current plans do not include the servicing of loans that it originates since it plans to sell the servicing rights on loans it originates in order to generate additional cash flow on a current basis. Loan servicing consists of collecting principal and interest payments from borrowers, remitting aggregate principal and interest payments to investors, making cash advances when required, accounting for principal and interest, collecting funds for payment of mortgage-related expenses, such as taxes and delinquent mortgagors, conducting foreclosures and property dispositions in the event of unremedied defaults and generally administering the mortgage loans.


     Quality Control

In order to ensure that UNM originates high quality mortgage loans, it has retained the services of a quality control company with an industry wide reputation to conduct evaluations of UNM's loan origination activities on a monthly basis.

     Competition

The mortgage banking industry is highly competitive. UNM competes with other financial providers who have greater technical expertise, financial resources and marketing capabilities than United National, Inc. and UNM. We are uncertain that UNM will be able to overcome competitive disadvantages it will face as a small start up company with limited capital. Our competitors include institutions, such as mortgage banks, state and national banks, savings and loan


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associations, savings banks, credit unions and insurance companies and mortgage bankers. Some of UNM's competitors have financial resources that are substantially greater than those of UNM, including some competitors which have a significant number of offices in areas where UNM conducts its business. UNM competes principally by offering loans with competitive features, by emphasizing the quality of its services and by pricing its range of products at competitive rates.

Although the mortgage business is competitive, it is also fragmented in that no single lender has a significant market share of total origination volume. Overall mortgage origination volume is shared in varying percentages among commercial banks, savings and loan and mortgage banking companies. Historically, mortgage banks have had an estimated twenty to thirty percent share of total orientation volume. Commercial banks, savings banks, savings and loan associations and mortgage banking companies service the bulk of residential mortgages. Management of UNM does not anticipate any significant changes in the market share described above in the near term.

     Number of Employees

Premier Mortgage Resources, Inc. is a holding company and has no employees. United National, Inc. also has no employees, but it utilizes telemarketing and support personnel from UNM. Presently, UNM has 35 employees working in the departments listed below. Three members of the telemarketing staff are part time, and the remaining employees in all departments are full time employees. These numbers include Net Branch personnel.


Department/Job Function            Number of Employees
-----------------------            -------------------

Executives                                   3
Loan Officers                               12
Support Staff                                5
                                            --
Total                                       20


     Cautionary Factors That May Affect Future Results

This registration statement contains some forward-looking statements. "Forward-looking statements" describe our current expectations or forecasts of future events. These statements do not relate strictly to historical or current facts. In particular, these include statements relating to future actions, prospective products, future performance or results of current and anticipated products, sales, efforts, the outcome of contingencies and financial results. Any or all of the forward-looking statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors, such as product acceptance, competition and marketing capabilities, will be important in determining future results. Consequently, no forward-looking statements can be guaranteed. Actual future results may vary materially.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are


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advised, however, to consult any future disclosures we make on related subjects in our 10-QSB, 8-KSB, and 10-KSB reports to the SEC.

We provide the following cautionary discussion of risks, uncertainties and possible inaccurate assumptions relevant to our business and our products. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could adversely affect us.

Limited Operating History. Although we were organized in August 1995, we had no business operations until the acquisition of United National, Inc. on July 2, 1998. United National, Inc.'s operating "subsidiary," United National Mortgage, LLC has been in business since October 1996. That limited liability company is the entity which produces the revenues for the Company group and it has not yet been profitable. Accordingly, investors should consider us to be essentially a new, developing company. As a new, developing company, our operations are subject to all of the risks inherent in the establishment of a new business enterprise, including the lack of significant operating history. There can be no assurance that our future operations will be profitable. Revenues and profits, if any, will depend upon various factors, including our ability to finance mortgage loans, secure mortgage loan applications, process mortgages, and generally do business in a sufficient volume to provide sufficient cash margins to cover our operating costs. Our securing of sufficient capital is crucial. Without sufficient capital we cannot meet our projected goals or accomplish our business plans; and such failure could have a material adverse affect on us and the value and price of our publicly traded securities.

Liquidity and Working Capital Risks; Need for Additional Capital to Finance Growth and Capital Requirements. We will seek additional funds and seek to raise additional capital from public or private equity or debt sources to: (i) provide working capital to meet our general and administrative costs until net revenues make the business self-sustaining; (ii) make acquisitions of existing mortgage brokers, mortgage processors, and mortgage bankers; and (iii) exploit and expand such acquisitions. We cannot give assurance that we will be able to raise any such capital on terms acceptable to us or at all. Such financing may be upon terms that are dilutive or potentially dilutive to our stockholders. If alternative sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans in accordance with the extent of available funding.

Effect of our future Issuance of Preferred Stock. Our authorized capital consists of 50,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. Our Board of Directors, without any action by our shareholders, is authorized to designate and issue shares of Preferred Stock in such series as it deems appropriate and to establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights. The rights of holders of shares of Preferred Stock that may be issued in the future may be superior to the rights granted to the holders of the then existing shares of Common Stock. Also, the ability of the Board of Directors to designate and issue such undesignated shares could impede or deter an unsolicited tender offer or takeover proposal regarding us and the issuance of additional shares having preferential rights could adversely affect the voting power and other rights of holders of our Common Stock.

Limitation of Liability and Indemnification of Officers and Directors. Our officers and directors are required to exercise good faith and high integrity in the management of Company affairs. Our Articles of Incorporation provide,


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however, that the officers and directors shall have no liability to the shareholders for losses sustained or liabilities incurred which arise from any transaction in their respective managerial capacities unless they violated it in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend or stock repurchase, or derived an improper benefit from the transaction. As a result, a purchaser of the shares may have a more limited right to action than he would have had if such provision were not present. Our Articles and By-Laws also provide for the indemnification by the Company of the officers and directors against any losses or liabilities they may incur as a result of the manner in which they operate the Company's business or conduct the internal affairs, provided that in connection with these activities they act in good faith and in a manner which they reasonably believe to be in, or not opposed to, the best interests of the Company, and their conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations. To further implement the permitted indemnification, we have entered into Indemnity Agreements with our current officers and directors and we will provide similar agreements for future officers and directors.

Dependence on Key Personnel. Our future success will depend largely on the efforts and abilities of our management, including especially Messrs. Wilen, Scott and Cilento. The loss of any of them or the inability to attract additional, experienced management personnel could have a substantial adverse affect on the Company; we have not obtained "key man" insurance policies on any of our management and do not expect to obtain it on any of our future management personnel, as employed. Our ability to implement our strategies depends upon our ability to attract highly talented managerial personnel. There can be no assurance that we will attract and retain such employees in the future. The inability to hire and/or loss of key management or technical personnel could materially and adversely affect our business, results of operations and financial condition.

Government Regulation. Our mortgage banking business is subject to substantial government regulation. We are required to secure and maintain various licenses from each state in which we conduct business. In addition, our business operations will be subject to all government regulations normally incident to conducting business (e.g., occupational safety and health acts, workmen's compensation statutes, unemployment insurance legislation, income tax and social security laws and regulations, environmental laws and regulations, consumer safety laws and regulations, etc.) as well as to governmental laws and regulations applicable to small public companies and their capital formation efforts. Although we will make every effort to comply with applicable laws and regulations, we can provide no assurance of our ability to do so, nor can we predict the effect of those regulations on our proposed business activities.

Anticipated Operating Losses. Assuming that we can obtain the financing to make acquisitions and exploit them, we most likely will continue to suffer operating losses until we can achieve a sufficient volume of mortgage loans to cover our operating costs.

Competition. The mortgage banking market is extremely competitive. UNM competes with other financial providers who have greater technical expertise, financial resources and marketing capabilities than United National, Inc. and UNM. UNM will be able to overcome competitive disadvantages it will face as a small start up company with limited capital.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS


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The following discussion and analysis should be read in conjunction with the financial statements of the Company and summary of selected financial data for United National Mortgage, LLC ("UNM") as shown below. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of the management of the Company.

Overview - Sources of Revenue

We are a holding company that has no business activities and generates no revenues. We do, however, provide support and staff functions to our subsidiaries, which do generate revenues.


Analysis of Premier Mortgage Resources, Inc.

The revenues of Premier Mortgage Resources, Inc. were $121,210 for calendar 1998, and there were no significant revenues in 1997. For the year ending September 30, 1999, our revenues were $197,040. The increase in 1999 interim over 1998 interim is due in part to higher revenue billings to UNM by us for telemarketing and also processing services, and also due to increased payroll costs for processing services that can be billed to UNM for reimbursement.

Total expenses for Premier were $216,742 for calendar 1998. There were no significant expenses in calendar 1997. For the nine months ending September 30, 1999, total expenses were $284,230. Selling, general and administrative expenses for interim 1999 increased over interim 1998 due to a higher number of employees on payroll who perform telemarketing and mortgage banking services on behalf of UNM.

On December 31, 1999 through issuance of a convertible preferred stock issuance, the Company raised $380,000 in capital. With these additional funds, we project that our current cash balance will adequately support our current level of operations through the first quarter of 2000.

We believe that our marketing plan will have a positive impact on capital resources and liquidity. As such, our reliance on capital contributions to fund operating losses should dissipate in favor of positive cash flow, self-funding operations. While there can be no guarantee that these marketing plans, revenue enhancement goals and acquisition strategies will be successful, we believe that we have identified specific short term objectives that should impact cash flow on a positive basis and restore profitability.

Analysis of United National, Inc.

Our first tier subsidiary, United National, Inc. derives revenues by billing UNM at a contractually agreed upon rate for mortgage loan processing. Its expenses include the payroll cost, leased space, and general and administrative costs of mortgage personnel engaged in these activities.

The transactions between United National, Inc and UNM are of an inter-company nature and therefore do not form the basis for a more complete understanding of the nature of the core mortgage banking activities of UNM. The results of UNM are currently not combined into our results. Upon approval of the change in control by the New York State Banking Department, as discussed elsewhere in this


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document, the remaining 98% of UNM will be transferred to United National, Inc.
At that time, our results of operations will include the results of operations of UNM and thereby give the reader a more complete understanding of UNM's core business.

Analysis of United National Mortgage, LLC ("UNM")

As discussed elsewhere in this document, our operations and potential for success is largely based upon the outcome of operations for the core mortgage banking business of UNM.

UNM is engaged in the business of mortgage banking and is focused on expanding its origination of residential mortgage loans.

UNM intends to expand its mortgage origination business through its retail branch network, direct telemarketing and wholesale mortgage banking. It is in the process of developing an Internet based direct origination capability.

UNM sells the loans it originates as well as the related servicing rights to institutional buyers. There are no plans, at present, to hold onto loans for investment purposes. It is dependent on the sale of its loans into the secondary market in order to generate cash to support operating costs.

One focus of UNM is to attract successful mortgage brokerage operations into the Company in key markets through the "Net Branch" concept. The Corporate Mission of the Company is to build a national network of mortgage brokers all working under the United National Mortgage corporate name. That network will provide marketing, technology and business systems to Uniteds' broker partners; and further, to rapidly grow into a mortgage institution national in scope by attracting the best available mortgage personnel.

In addition, UNM expects to expand its consumer-direct telemarketing call center. The cost of this expansion which will take place in February 2000 is expected to be under $10,000 before the call center is producing sufficient origination loans to pay for the cost of the expansion. Our expected dollar amount for expansion during the first quarter of 2000 is $120,000, broken down as follows: (i) an acquisition of a net branch in Westport Connecticut for approximately $60,000, (ii) the hiring of 3 loan officers at an approximate cost of $48,000, and (iii) a direct mail campaign to existing and prospective customers at an approximate cost of $12,000. The Company also intends to solicit mortgage loans through a wholesale mortgage strategy whereby the loans are originated through wholesale mortgage brokers and submitted to UNM for prior approval and funding. To this end we have hired a wholesale manager whose salary is included I our original projections. In addition, we have hired a wholesale representative for the New York City area. We expect to spend approximately five thousand to eight thousand dollars before that operation breaks even and begins to show profit. We also have hired a Regional Manager for the New Jersey/Pennsylvania area who will be recruiting retail loan officers as well as pursing the wholesale loan strategy. We expect that endeavor to cost approximately ten thousand dollars before it begins to show profitability in the first quarter of 2000. Other branch expansion strategies currently under consideration are in Connecticut, Massachusetts and the Mid-Atlantic region of the U.S. These endeavors will be both retail and wholesale.

Other traditional origination channels that we plan to use include:

-        Open new retail branch offices in selected markets

-        Hire additional loan officers to solicit loans

- Increase consumer awareness of United through direct advertising and marketing.

- Selectively consider and pursue strategic alliances with national-based referral sources such as affinity groups, trade associations, etc.

-        Strategic acquisitions of mortgage companies in the industry


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Selected Summary Financial Data of United National Mortgage, LLC.

                                               YEAR ENDED:                           9 MOS. ENDED:
                                        ------------------------              --------------------------
                                        DEC. 31,            DEC 31,           SEPT. 30            SEPT. 30
                                         1998                1997               1999                1998
                                        -------            --------           --------            --------
                                                                            (Unaudited)          (Unaudited)
Income Statement Data:
Mortgage Fee Income                 $   628,930         $    69,566         $   540,439         $   510,789

Selling, General and
Admin. Expenses                       1,269,653             335,473           1,133,749           1,002,557

(Loss) Before Income
    Taxes                              (640,723)           (266,887)           (593,310)           (491,768)
Net Loss                            $  (640,723)        $  (266,887)        $  (593,310)        $  (491,768)
Unrealized (Loss)
    on Securities                      (124,338)                 --                  --                  --
Comprehensive Loss                     (765,061)           (266,887)           (593,310)           (491,768)

Balance Sheet Data:
Cash & Cash
    Equivalents                     $   161,438         $   516,442         $   124,371         $    57,176
Mortgage Loans
    Held for Sale, Net                1,681,132             169,658             647,693           1,917,785
Total Assets                          2,571,604             731,010           1,456,814           2,909,971
Warehouse Line of
   Credit Payable                     1,703,926             174,200             509,781           1,776,106
Other Liabilities                       568,557             169,321             621,247             778,356
Total Stockholder Equity                299,121             123,659             325,786             355,510

Operating Data:
Total Mortgage Originations
              (in thousands)        $    24,000         $     4,000         $    33,000         $    17,500


Revenue from the sale of mortgages and brokerage and ancillary income generated from its branches to pay the expenses of the branch for the calendar year ended December 31, 1998 was $579,944. These revenues are derived from origination fees, discount points, service released premium and ancillary fee income from residential mortgage transactions. Interest income was $48,986 for the same period representing interest income from holding residential mortgage loans from the date of closing to purchase by permanent investors. All Branch managers are employees of the Company. In states where permissible, net branch managers are contractually obligated to pay the expenses of the branch. In states where not permissible, the Company pays these expenses directly. All revenue earned and related expenses by the branches of the Company are reflected in the statement of Income of the Company.

Operating expense including warehouse line of credit interest expense was $1,269,653 for the year ending December 31, 1998. Operating expenses primarily include commission expense to sales people, payroll and related payroll taxes as well as general and administrative expenses.

During 1998, we fully commenced operations, and therefore, all comparisons to prior years reflect the nominal operations of the Company in 1997.

We have not generated any profits since inception and we are not expected to generate profits for the current fiscal year ending December 31, 1999. Revenues from mortgage closings do not cover operating expenses due to an insufficient number of mortgage closings to cover operating costs and start up costs. There can be no guarantee that expected revenues for fiscal year 2000 will increase enough to cover operating costs or that the Company will add enough new "Net Branch" volume to reach profitability.

Capital Resources and Liquidity

We have been highly dependent on capital raised through stock investors to fund operations. On October 6, 1999, we had $106,626 cash on hand which is not expected to be sufficient to cover net operating expenses through the end of 1999. Further, the Company is entirely reliant on warehouse lines of credit to fund mortgage loans. Currently, there are open warehouse lines of credit in the amount of $11,000,000 available. There can be no guarantee that warehouse lenders will continue the lines of credit if losses were to continue or net worth was to fall below required levels.


ITEM 3.   DESCRIPTION OF PROPERTY

Offices

We maintain our principal office at 280 Windsor Highway, New Windsor, New York 12553, where our telephone number is (914) 561-7770 and our facsimile number is
(914) 561-7747.

Our home office is a freestanding building situated on approximately .5 acres, owned by UNM. This building was purchased for $370,000 from a non-related party in February of 1998. There is a $300,000 mortgage on this property held by Michael T. Tighe, also a non-related party. We have made substantial improvements to this building in 1998, spending approximately $35,000 for such improvements.

The building, formerly a restaurant, contains 5,000 square feet on the first floor with 3,000 square feet of storage in the basement. The first floor area is divided into one large work area with two smaller offices. The occupancy rate is
25. There are 40 parking spaces. We believe that these premises are adequate for our home office operations for the foreseeable future.

Additionally, UNM owns a building located at 48 Mill Street, Newburgh, New York 12550. This property was purchased for $105,000 from Donald Wilen in 1998. For this property, there is a $90,000 mortgage held by Kingston-Newburgh Enterprise Corporation. This building has three floors, and approximately 1500 square feet. The work area is concentrated on the first floor, containing approximately 600 square feet. There are eight workstations set up for telemarketing. The occupancy rate is 22. There is no parking provided.


Licenses

United National Mortgage, LLC, as a mortgage banker, holds various licenses in twenty-one states, which are as follows:

STATE               LICENSE TYPE           LICENSE #       EXPIRATION
---------------------------------------------------------------------
Colorado            Mortgage Banker        098332          None
Connecticut         First Mortgage         0003767         08/30/00
Connecticut         Second Mortgage        0006294         06/30/00
Georgia             Mortgage Lender        12659           12/31/00

Illinois            Mortgage Lender        5157            08/6/01
Iowa                Mortgage Banker        552             06/30/00
Maryland            Mortgage Lender        4454            12/31/01
Mass.               Mortgage Broker        Mb1341          11/30/00 5/31/00
                    Mortgage Lender        Ml0890          11/30/99 5/31/00
Michigan            Broker/lender          Fl-1043         None
New Mexico          Broker/lender          None            None
New York            Mortgage Banker        05390           None
No. Carolina        Mortgage Banker        A 1521          None
Oregon              Mortgage Lender        None            07/19/01
Pennsylvania        Mortgage Banker        1406            06/30/00
Rhode Island        Mortgage Banker        Pending
So. Carolina        Mortgage Lender        S-4, 213        None
Utah                Mortgage Banker        None            None
Washington          Mortgage Banker        None            None


Real Estate Investments

At the present time, we have no intention or any interest in making investments in real estate (except for our own offices). Therefore, we have no policy with respect to any investments in real estate or interests in real estate, investments in real estate mortgages, and securities of or interests in persons primarily engaged in real estate activities.


ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT PRINCIPAL SHAREHOLDERS

The following table sets forth, as of September 28, 1999, information regarding the beneficial ownership of shares of our Common Stock by each person known by us to own five percent or more of the outstanding shares of Common Stock, by each of our Officers, by each of our Directors, and by our Officers and Directors as a group. On September 28, 1999 there were 3,806,128 shares issued and outstanding of record, including the shares which are the subject of the litigation attempting to cancel them.

                                      SHARES OF      PERCENTAGE
NAME & ADDRESS OF                     COMMON         AS OF 9/28/99(1)
BENEFICIAL OWNERS                     STOCK
-----------------                     --------       ------------
Donald S. Wilen                       377,778         9.9%
208 Windsor Highway
New Windsor, NY 12553


Nicko Fillas                          225,000         5.9%
c/o Glenn Michael Financial, Inc.
534 Broadhollow Road
Melville, New York 11747

Gulf Atlantic Publishing, Inc.        396,834(2)     10.4%

1947 Lee Road
Winter Park, FL 32789

Select Media, Inc.                      166,667(2)      4.4%
4772 E. Michigan St., #7
Orlando, FL 32812

Seas Capital Management
       Group, Inc.(3)                   143,000         3.8%
c/o Ephraim Sobol
164 Madison Ave., 3rd Fl.
New York, NY 10016

Ephraim Sobol                           293,000         7.7%
164 Madison Ave., 3rd Fl.
New York, NY 10016

All Executive Officers and Directors
as a group (1 person)                   377,778         9.9%


----------

(1) Based upon 3,806,128 shares issued and outstanding on September 28, 1999,which total includes the shares subject to the litigation in which the Company seeks to cancel such shares. This does not include 152,670 Common Stock Purchase Warrants exercisable to purchase 152,670 shares of our Common Stock at exercise price of 6.00 per share exercisable according to the following schedule:

      Name                         Warrants    Expiration Date
      ----                         --------    ---------------
      Douglas Nagel                 33,334         3/18/00
      Selectmedia Ltd. Corp.        33,334         3/20/00
      Super Nova Inc.               33,334         2/9/00
      Visual Company                 8,334         6/5/00
      Azucar Ltd.                   11,000         6/3/00
      Robert Hall                    8,334         3/23/00
      James Hall                     8,334         4/15/00

      Total Warrants               136,004

(2) These shares are the subject of the litigation seeking to cancel them.
(3) Seas Capital Management Group, Inc. is owned by Ephraim Sobol and the 143,000 shares are also included in the 293,000 shares owned beneficially by him.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL

Premier Mortgage Resources, Inc. consists of three separate entities, as outlined below, and three levels of management.

1. Premier Mortgage Resources, Inc.; Donald Wilen, the sole shareholder of United National, Inc., acquired operational control of Premier Mortgage Resources, Inc. in July 1998, by exchanging his shares of United National Inc for controlling shares of Premier Mortgage Resources, Inc.

2. United National, Inc. is now a wholly owned subsidiary of Premier Mortgage Resources, Inc. It functions as a telemarketing resource, soliciting new business for United National Mortgage, LLC. United National, Inc. also processes customer files and contracts for United National Mortgage, LLC.

3. United National Mortgage, LLC is managed as subsidiary of United National, Inc., and operates as the mortgage banking division of Premier Mortgage Resources, Inc. It is with this entity that we are focusing our business expansion, although the legal transfer of ownership is pending approval by the New York State Department of Banking.


Directors and Executive Officers of Premier Mortgage Resources, Inc.

Name                         Age         Position
----                         ---         --------

William R. Scott, Jr.        43          Vice President of Marketing
Donald S. Wilen              63          President, Director
Joseph A. Cilento            46          Chief Financial Officer



Directors and Executive Officers of United National, Inc.

Name                         Age         Position
----                         ---         --------

William R. Scott, Jr.        43          Vice President of Marketing
Donald S. Wilen              63          President, Director
Joseph A. Cilento            46          Chief Executive Officer


Directors and Executive Officers of United National Mortgage, LLC.

Name                         Age         Position
----                         ---         --------

William R. Scott, Jr.        43          President
Donald S. Wilen              63          Chief Executive Officer, Director
Joseph A. Cilento            46          Chief Operating Officer


WILLIAM R. SCOTT, JR. ("RUDY") is Vice President of Marketing of Premier Mortgage Resources, Inc.; Vice President of Marketing of United National, Inc.; and President of United National Mortgage, LLC. Mr. Scott has served in these capacities since July of 1999. From October of 1996 though July of 1999, Mr. Scott was Vice President of Marketing for United National Resources, Inc., responsible for building strategic business alliances with brokerage firms, banks and mortgage companies. As President of United National Mortgage, LLC. Mr. Scott continues to identify key alliances and to develop and locate Net Branches. Mr. Scott is responsible for recruiting and hiring sales professionals and loan officers. He also oversees and directs our expanding network of branch offices. Prior to July of 1999, Mr. Scott did not hold officer's positions in Premier Mortgage Resources or United National, Inc.

From 1994 through 1996, Mr. Scott was Vice President of FHB Funding. Overall, his experience spans over 15 years, and covers all aspects of the mortgage business, including underwriting and sales. He is a columnist for MORTGAGE REPORT, a national mortgage magazine.

DONALD S. WILEN is President of Premier Mortgage Resources, Inc. and sole Director; President of United National, Inc. and sole Director; and Chief Executive Officer, Managing Member and sole Director of United National Mortgage, LLC. He is an attorney and Certified Public Accountant, receiving his B.S. in Accounting from Brooklyn College in 1958 and his C.P.A. certification in 1964. He is licensed as a C.P.A. in New York. In 1968, Mr. Wilen received an MBA from Baruch College, and in 1978, he received a J.D. from Brooklyn Law School. Since 1979, Mr. Wilen has been a member of the Bar of the State of New York.

As Chief Executive Officer of UNM, Mr. Wilen directs the operations, overseeing all legal and accounting matters. He coordinates and structures strategic business alliances with brokerage firms, banks and mortgage companies in conjunction with Mr. Scott.


From 1983 to 1997, Mr. Wilen was a senior partner in the CPA firm Wilen, Klapper & Glassman, and President of Tara Mortgage Inc. He has been a columnist for NATIONAL MORTGAGE PRESS since 1997.

JOSEPH A. CILENTO is Chief Financial Officer of Premier Mortgage Resources, Inc., Chief Executive Officer of United National, Inc., and Chief Operating Officer of United National Mortgage, Inc. He has served in these capacities since July of 1999. Mr. Cilento is a Certified Public Accountant, receiving a B.B.A. degree from Baruch College in 1975, and his C.P.A. certification in 1978. He is licensed as a C.P.A. in the state of New York.

Mr. Cilento was awarded the Certified Mortgage Banker designation by The Mortgage Bankers Association in 1996. Mr. Cilento was an officer of Emigrant Mortgage Corporation from 1997 to July of 1999. From 1987 to 1997, he was President of his mortgage banking company, Home Funding, which he sold. Mr. Cilento was Vice President of Finance for Merrill Lynch Realty from 1984 to 1987.

Mr. Cilento is responsible for overseeing all operations, secondary markets and finance areas of the company.


ITEM 6.  EXECUTIVE COMPENSATION

Currently, our Directors are not compensated for their services, although their expenses in attending meetings are reimbursed.


Compensation of Directors

We do not currently compensate our Directors for their services.



Compensation of Management

                          Title               1999            1998         1997
                          -----              ------           ----         ----
Donald Wilen              CEO, Director     $   -0-            -0-         -0-

William R. Scott          President         $   -0-            -0-         -0-

Joseph Cilento            CFO               $   -0-            -0-         -0-


Mr. Cilento receives an annual salary of $107,000 from UNM.

William R. Scott presently receives $36,000 annually from UNM; he earned $25,000 from UNM in 1998, and no salary in 1997.


None of the named persons has received stock options or other such non-cash compensation. Mr. Scott will also receive a bonus based upon total mortgage production; however, details of this program have not been finalized.

Employment Agreements

Each Net Branch established signs a "Branch Agreement" which provides a structure, salary and benefits much like an employment agreement. As of this date, we have six Net Branches. We do not, however, have any employment agreements with our officers or directors.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On April 22, 1998, Donald S. Wilen, now the Company's President and Director, agreed to exchange his ownership of United National, Inc. for 377,778 (post-split) shares of the Company's Common Stock, giving him operational control. A written Plan of Reorganization was entered into on June 9, 1998, providing for the exchange by Mr. Wilen of his 100 shares of capital stock of United National, Inc. for the 377,338 (post-split) shares of the Company's Common Stock in a tax-free stock-for-stock exchange under Section 358(a)(1)(B) of the Internal Revenue Code. United National, Inc. is the owner of a 2% interest in United National Mortgage, LLC, a mortgage banker. The other 98% interest is owned by Donald S. Wilen who has agreed that, upon approval by the New York State Department of Banking of the required licenses, he will transfer such 98% interest without further payment.

On August 5, 1998, the Company commenced an offering of its Common Stock under Rule 504 of Regulation D. The offering was of 1,000,000 shares. A total of 877,640 shares were issued (post 6:1 reverse stock split) in the offering for total proceeds of $953,418.

On February 22, 1999, the Company declared a 6 to 1 reverse stock split effective on April 12, 1999.

In August 1999 the Company commenced a private placement offering of its Common Stock under Rule 505 of Regulation D. The offering was of 1,100,000 shares at a price of $ .50 per share. The offering was fully subscribed.

ITEM 8. DESCRIPTION OF SECURITIES

Our capital structure consists of shares of Preferred Stock and Common Stock, both having a par value of $.001 per share. The authorized classes, and the amount or number of each which are authorized and outstanding as of the date of this Memorandum, are as follows:


                                     AUTHORIZED              OUTSTANDING
                                     ----------              -----------
Preferred Stock                      10,000,000                       0
Common Stock                         50,000,000               3,806,128
Common Stock Purchase Warrants          152,670                 152,670


Preferred Stock

The 10,000,000 shares of Preferred Stock authorized are undesignated as to preferences, privileges and restrictions. As the shares are issued, the Board of Directors must establish a "series" of the shares to be issued and designate the preferences, privileges and restrictions applicable to that series. To date, the Board of Directors has not designated any series of Preferred Stock.

Common Stock

The authorized common equity of the Company consists of 50,000,000 shares of Common Stock, with a $.001 par value, of which 3,806,128 shares of Common Stock are issued and outstanding. Shareholders (i) have general ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all assets of the Company available for distribution to shareholders upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, nor are there any redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one vote per share on all matters on which shareholders may vote at all shareholder meetings. All shares of Common Stock now outstanding are fully paid and nonassessable and all shares of Common Stock to be sold in this offering will be fully paid and nonassessable when issued.

The Common Stock does not have cumulative voting rights, which means that the holders of more than fifty percent of the Common Stock voting for election of directors can elect one hundred percent of the directors of the Company if they choose to do so. The Company, which has had no earnings, has not paid any dividends on its Common Stock and it is not anticipated that any dividends will be paid in the foreseeable future. Dividends upon Preferred shares must have been paid in full for all past dividend periods before distribution can be made to the holders of Common Stock. In the event of a voluntary or involuntary liquidation, all assets and funds of the Company remaining after payments to the holders of Preferred Stock will be divided and distributed among the holders of Common Stock according to their respective shares.

Common Stock Purchase Warrants

Prior to our acquisition of United National, Inc. that company had issued

152,670 Common Stock Purchase Warrants, each exercisable to purchase one share of the common stock of United National, Inc. at an exercise price of $6.00 per share. The warrants expire as follows:

    Name                         Warrants    Expiration Date
    ----                         --------    ---------------
    Douglas Nagel                 33,334        3/18/00
    Selectmedia Ltd. Corp.        33,334        3/20/00
    Super Nova Inc.               33,334         2/9/00
    Visual Company                 8,334         6/5/00
    Azucar Ltd.                   11,000         6/3/00
    Robert Hall                    8,334        3/23/00
    James Hall                     8,334        4/15/00

    Total Warrants               136,004


As part of the acquisition, we assumed the Warrants, meaning that we recognized the right of the warrant holders to purchase one share of our common stock for each share of the common stock of United National, Inc. purchasable under the warrant.


PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's Common Stock is traded on the NASDAQ Bulletin Board under the symbol "PMTE," now "PMTED" pending our becoming a reporting company. To maintain that listing, we must become a fully-reporting company to the SEC under the Securities Exchange Act of 1934 on or before March 8, 2000. We anticipate accomplishing such filing by November 1, 1999. Based on that time line, the filing will be effective on or about December 31, 1999. We believe that we can clear all comments by the March 8, 2000 required date.

J. Alexander Securities, Inc., our initial market maker, was authorized to commence the trading of our stock on the OTC Bulletin Board on February 20, 1998 but actual trading began on approximately July 7, 1998. The range of our prices since then is:


Quarter                           High Ask                            Low Bid
-------                           --------                            -------
 1998

3rd Qtr, '98                      $ 2.125                             $ 1.44
4th Qtr '98                          1.56                                .21



Quarter                           High Ask                            Low Bid
-------                           --------                            -------
 1999

1st Qtr '99                       .4375                                 .10
2nd Qtr '99                       .1875                               .1875

3rd Qtr '99                       .4375                               .4375
4th Qtr '99 (to Oct.4, 1999)        .75                                 .4375

The forgoing quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions.


Dividend Policy

We have not had any earnings or profits and have not paid any dividends. Our proposed operations are capital intensive and we need working capital. Therefore we will be required to reinvest any future earnings in the Company's operations. Our Board of Directors has no present intention of declaring any cash dividends, as we expect to re-invest all profits in the business for additional working capital for continuity and growth. The declaration and payment of dividends in the future will be determined by our Board of Directors considering the conditions then existing, including the Company's earnings, financial condition, capital requirements, and other factors.


ITEM 2.      LEGAL PROCEEDINGS

Except as described below we are not engaged in any pending legal proceedings. We are not aware of any legal proceedings pending, threatened or contemplated, against any of our officers and directors, respectively, in their capacities as such.

On August 19, 1999, the Company filed a suit captioned "Premier Mortgage Resources, Inc. v. Corporate Relations Group, Inc., Gulf Atlantic Publishing, Inc., James M. Hall, Robert D. Hall, Select Media, Inc., Roberto Veitia, L. Van Stillman and Olde Monmouth Stock Transfer Co., Inc." docketed to No. C199-7019, Division 35 in the Circuit Court of the Ninth Judicial Circuit in and for Orange County, Florida.

As against Olde Monmouth Stock Transfer Co., Inc., the Company's stock transfer agent, the suit is solely to enjoin the transfer of the shares, and Olde Monmouth is a nominal defendant only. The Court has enjoined the transfer of the shares and the Company has timely filed an injunction bond.

The case involves two separate causes of action: one cause of action for the cancellation of shares issued without authorization and a second for return of shares issued when contract services were not performed.

In the first cause of action, the Company's former attorney, L. Van Stillman, on or about March 31, 1999, authorized and directed the Company's then transfer agent to issue 583,334 (post-reverse split) free-trading shares of the Company's Common Stock to the other defendants. The Company claims that it did not authorize or direct the issuance of the shares, and Mr. Stillman has now acknowledged that. The Company seeks to cancel the 583,334 shares.

In the second cause of action, the Company seeks the return of 94,000 shares issued to Corporate Relations Group, Inc. (62,667 shares) and Gulf Atlantic Publishing, Inc. (31,333 shares) issued to those companies for services which the Company alleges were not performed. It appears that the defendants already disposed of 10,333 shares, leaving a balance of 83,667 shares in dispute.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We selected Massella, Tomaro & Co., LLP, 375 Broadway, Suite 103, Jericho, New York 11753 as our independent auditors and accountants. We have included our audited financial statements for the calendar years ended December 31, 1998 and December 31, 1997 in this filing in reliance upon the authority of that firm as expert in auditing and accounting.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

We were incorporated on August 17, 1995. In connection with our organization, we issued to founders 433,334 shares of our Common Stock (giving effect to the 1 for 6 reverse stock split of February 1999) to three founders for total proceeds of $2,600. This issuance was considered exempt under Section 4(2) of the Securities Act. Immediately following, we issued 400,000 shares of our Common Stock (giving effect to the 1 for 6 reverse stock split of February 1999) to 33 investors for total proceeds of $2,400. This offering was made under Rule 504 of Regulation D and this issuance was considered exempt under Section 3(b) of the Securities Act and Rule 504 of Regulation D promulgated thereunder.

There were no further issuances of our securities until July 2, 1998. On July 2, 1998, we acquired United National, Inc. in a tax-free, stock-for-stock exchange under Section 351(a)(1)(B) of the Internal Revenue Code. Mr. Donald Wilen, the sole stockholder of United National, Inc. exchanged his 100 shares of the Common Stock of that corporation for 377,778 shares (post-split) of our Common Stock. This issuance was considered exempt under Section 4(2) of the Securities Act. In connection with this transaction, 433,334 shares of our Common Stock owned by then affiliates were returned to the Company and canceled.

Also in connection with the transaction, we previously assumed 152,670 warrants issued and outstanding by United National, Inc. United National, Inc. had issued these warrants to seven (7) lenders as an inducement to loan funds to the corporation. Each warrant entitles the holder to purchase one share of Common Stock for $6.00. The Warrants expire as follows:

    Name                         Warrants    Expiration Date
    ----                         --------    ---------------
    Douglas Nagel                 33,334         3/18/00
    Selectmedia Ltd. Corp.        33,334         3/20/00
    Super Nova Inc.               33,334          2/9/00
    Visual Company                 8,334          6/5/00
    Azucar Ltd.                   11,000          6/3/00
    Robert Hall                    8,334         3/23/00
    James Hall                     8,334         4/15/00

    Total Warrants               136,004

We considered the assumption of the Warrants previously issued to the seven (7) lenders to be exempt under Section 4(2) of the Securities Act of 1933.

On August 5, 1998, we began offering of 1,000,000 shares Common Stock pursuant to Rule 504 of Regulation D at an offering price of $1.00 per share. As a result of that offering, from August to October, 1998 we issued 156,000 shares for total proceeds of $156,000 and we secured the conversion of $358,000 of outstanding promissory notes, for total combined proceeds of $514,000. This issuance was considered exempt under Section 3(b) of the Securities Act and Rule 504 of Regulation D promulgated thereunder.

On October 27, 1998 we issued 8,334 shares to an individual in payment for financial and business consulting services valued at $33,500. This value was determined with reference to the price at which free-trading shares were then being offered under the Rule 504 offering, discounted to reflect that these 8,334 shares were restricted from transfer. This issuance was considered exempt under Section 4(2) of the Securities Act.

In December, 1998 we amended the Rule 504 offering to change the offering price to $.0845 per share. As a result of that offering, during December, 1998 and the first quarter of 1999, we issued 787,807 shares (post-split) for total proceeds of $399,418. This issuance was considered exempt under Section 3(b) of the Securities Act and Rule 504 of Regulation D promulgated thereunder.

On or about March 31, 1999 the Company's then counsel authorized and directed the issuance of 3,500,000 shares of the Company's Common Stock at an offering price of $.001 per share, allegedly under Rule 504 of Regulation D. The counsel's actions were not authorized or directed by the Company and the Company has filed suit to cancel such issuances. On February 22, 1999 we authorized a 1 for 6 reverse stock split for stockholders of record on April 12, 1999 and all of the foregoing issuances have been stated on a pre-split basis.

On February 22, 1999 we authorized a 1 for 6 reverse stock split for stockholders of record on April 12, 1999 and all of the foregoing issuances have been stated on a pre-split basis.

In August 1999 we made an offering of 1,100,000 shares of our Common Stock to approximately 15 accredited investors under Rule 505 of Regulation D at an offering price of $0.50 per which was fully subscribed. This issuance was considered exempt under Section 4(2) of the Securities Act, Section 3(b) of the Securities Act and Rule 505 of Regulation D promulgated thereunder.

As of September 30, 1999, we issued a total of 536,000 shares of our Common Stock to various persons in payment for services in private placements. Of the total, 50,000 shares were issued to an attorney in payment for legal services valued at $25,000, and 486,000 shares of Common Stock were issued to 9 individuals or entities for services as finders in the forgoing private placement. These issuances were considered exempt under Section 4(2) of the Securities Act.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Nevada Corporation Law

Section 78.7502 of the Nevada General Corporation Law contains provisions authorizing indemnification by the Company of directors, officers, employees or agents against certain liabilities and expenses which they may incur as directors, officers, employees or agents of the Company or of certain other entities. Section 78.7502(3) provides for mandatory indemnification, including attorney's fees, if the director, officer, employee or agent has been successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter therein. Section 78.751 provides that such indemnification may include payment by the Company of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if he shall be ultimately found not to be entitled to indemnification under the Section. Indemnification may be provided even though the person to be indemnified is no longer a director, officer, employee or agent of the Company or such other entities. Section 78.752 authorizes the Company to obtain insurance on behalf of any such director, officer employee or agent against liabilities, whether or not the Company would have the power to indemnify such person against such liabilities under the provisions of the Section 78.7502.

Under Section 78.751(e) the indemnification and advancement of expenses provided pursuant to Sections 78.7502 and 78.751 are not exclusive, and subject to certain conditions, the Company may make other or further indemnification or advancement of expenses of any of its directors, officers, employees or agents. Because neither the Articles of Incorporation, as amended, nor the By-Laws of our Company otherwise provide, notwithstanding the failure of the Company to provide indemnification and despite a contrary determination by the Board of Directors or its shareholders in a specific case, a director, officer, employee or agent of the Company who is or was a party to a proceeding may apply to a court of competent jurisdiction for indemnification or advancement of expenses or both, and the court may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses if it determines that the petitioner is entitled to mandatory indemnification pursuant to Section 78.7502(3) because he has been successful on the merits, or because the Company has the power to indemnify on a discretionary basis pursuant to Section 78.7502 or because the court determines that the petitioner is fairly and reasonably entitled indemnification or advancement of expenses or both in view of all the relevant circumstances.

Articles of Incorporation and By-Laws

Our Articles of Incorporation and By-Laws empower us to indemnify current or former directors, officers, employees or agents of the Company or persons serving by request of the Company in such capacities in any other enterprise or persons who have served by the request of the Company is such capacities in any other enterprise to the full extent permitted by the laws of the State of Nevada.

Officers and Directors Liability Insurance

At present, we do not maintain Officers and Directors Liability Insurance and, because of the anticipated cost of such insurance, we have no present plans to obtain such insurance.

Indemnity Agreements

In order to induce and encourage highly experienced capable persons to serve as directors and officers, we have entered into an Indemnity Agreement with each director and officer presently serving us and will provide the same agreement to future directors and officers as well as certain agents and employees. The Agreement provides that we shall indemnify the director and /or officer, or other person, when he or she is a party to, or threatened to be made a party to, a proceeding by, or in the name of, we. Expenses incurred by the indemnified person in any proceeding are to be paid to the fullest extent permitted by applicable law. The Agreement may at some time require us to pay out funds which might otherwise be utilized to further our business objectives, thereby reducing our ability to carry out our projected business plans.

Sec Position on Indemnification for Security Act Liability

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that is the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.



                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     Premier Mortgage Resources, Inc.
                                     --------------------------------
                                     (Registrant)


Date  February 3, 2000               /s/       DONALD WILEN
      ----------------               ------------------------------------------
                                               Donald Wilen, President

                                     /s/       JOSEPH CILENTO
                                     ------------------------------------------
                                               Joseph Cilento, CFO

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS





                                                                                              Page
                                                                                              number
                                                                                              ------
Independent auditors' report                                                                   F-1

Consolidated balance sheet at December 31, 1998                                                F-2

Consolidated statements of operations for the years ended
 December 31, 1998 and 1997                                                                    F-3

Consolidated statement of stockholders' equity for the years ended
 December 31, 1998 and 1997                                                                    F-4

Consolidated statements of cash flows for the years ended
 December 31, 1998 and 1997                                                                    F-5

Notes to consolidated financial statements                                                  F-6 - F-15

                          INDEPENDENT AUDITORS' REPORT





To the Board of Directors and Stockholders of Premier Mortgage Resources, Inc. and Subsidiary


We have audited the accompanying consolidated balance sheet of Premier Mortgage Resources, Inc. and Subsidiary (the "Company") as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1998 and the consolidated results of its operations and cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.




Massella, Tomaro & Co., LLP
Jericho, New York
August 13, 1999, except for
Note 8(d) as to which the date is September 27, 1999

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1998


                                     ASSETS

Current assets:
    Cash                                                                   $   2,053
                                                                           ---------
         Total current assets                                                  2,053
                                                                           =========

Investment in affiliate, at cost                                             691,000
Organizational costs, net                                                        970
                                                                           ---------
         Total assets                                                      $ 694,023
                                                                           =========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Accrued expenses                                                       $  49,233
    Due to related parties                                                     1,503
    Notes payable - convertible                                              100,000
    Note payable                                                              50,000
                                                                           ---------
         Total current liabilities                                           200,736
                                                                           =========

Commitments and contingencies (Note - 8)                                          --
                                                                           ---------

Stockholders' equity:
    Common stock - $.001 par value, 50,000,000 shares authorized,
    1,063,188 shares issued and outstanding                                    1,063
    Preferred stock - $.001 par value, 10,000,000 shares
    authorized, -0- shares issued and outstanding                                 --
    Additional paid-in capital                                               586,914
    Accumulated deficit                                                      (94,690)
                                                                           ---------
         Total stockholders' equity                                          493,287
                                                                           ---------

Total liabilities and stockholders' equity                                 $ 694,023
                                                                           =========





           See accompanying notes to consolidated financial statements

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                               1998               1997
                                                                         ---------------    ----------------
Income - Related Party                                                   $       121,210    $              -
                                                                         ---------------    ----------------

Expenses:
    Selling, general, and administrative expenses                                182,509               1,072
                                                                         ---------------    ----------------

Total expenses                                                                   182,509               1,072
                                                                         ---------------    ----------------

Loss before interest expense and provision for income taxes                      (61,299)             (1,072)

Interest expense                                                                 (34,233)                  -
                                                                         ----------------   ----------------

Loss before provision for income taxes                                           (95,532)             (1,072)

Provision for income taxes                                                             -                   -
                                                                         ---------------    ----------------

Net (loss)                                                                       (95,532)             (1,072)

Other items of comprehensive income                                                    -                   -
                                                                         ---------------    ----------------

Comprehensive net (loss)                                                 $       (95,532)   $         (1,072)
                                                                         ================   ================

Basic:
    Net (loss)                                                           $         (.12)    $            Nil
                                                                         ================   ================

Weighted average number of
 common shares outstanding                                                       822,878             833,347
                                                                         ===============    ================





           See accompanying notes to consolidated financial statements

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997




                                                Common Stock                  Additional                            Total
                                                ------------                   Paid-in        Accumulated       Stockholders'
                                            Shares           Amount            Capital          Deficit       Equity(Deficit)
                                            ------           ------            -------          -------       ---------------

Balances at December 31, 1996                833,347     $      833         $    4,167       $   (4,864)        $      136

Net loss for the year ended
 December 31, 1997                               --              --                 --           (1,072)            (1,072)
                                          ----------     ----------         ----------       ----------         ----------

Balances at December 31, 1997                833,347            833              4,167           (5,936)              (936)

Cancellation of common stock in
  connection with reorganization            (433,333)          (433)            (2,167)              --             (2,600)

Issuance of common stock in
  connection with recapitalization           377,778            378             (9,243)           6,778              (2087)

Issuance of common stock in
  connection with conversion
  of notes payable                            59,667             60            357,940               --            358,000

Issuance of common stock in connection
  with limited offering memorandum,
  net of costs                                18,334             18            101,999               --            102,017

Issuance of common stock in
  connection with amended
  limited offering memorandum,
   net of costs                              199,062            199            100,726               --            100,925

Issuance of common stock in lieu of
  consideration for services rendered
  to the Company                               8,333              8             33,492               --             33,500

Net loss for the year ended
  December 31, 1998                             --             --                 --            (95,532)           (95,532)
                                          ----------     ----------         ----------       ----------         ----------

Balances at December 31, 1998              1,063,188     $    1,063         $  586,914       $  (94,690)        $  493,287
                                          ==========     ==========         ==========       ==========         ==========



           See accompanying notes to consolidated financial statements

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                                       1998               1997
                                                                                  --------------    --------------
Cash flows from operating activities:
   Net (loss)                                                                     $      (95,532)   $       (1,072)
   Adjustments to reconcile net (loss) to net
    cash used for operating activities:
       Amortization                                                                          287             1,072
       Issuance of common stock for services                                              33,500                 -
     Increase (decrease) in:
       Accrued expenses                                                                   49,233                 -
                                                                                  --------------    --------------
Net cash used for operating activities                                                   (12,512)                -
                                                                                  ---------------   --------------

Cash flows from investing activities:
   Investment in affiliate                                                              (691,000)                -
                                                                                  --------------    --------------
Net cash used for investing activities                                                  (691,000)                -
                                                                                  ---------------   --------------

Cash flows from financing activities:
   Sale of common stock in connection with
     private placement, net of costs                                                     193,462                 -
                                                                                                                 -
   Proceeds from issuance of convertible notes payable                                   458,000                 -
   Proceeds from issuance of note payable                                                 50,000                 -
   Advances from related parties                                                           4,103                 -
                                                                                  --------------    --------------
Net cash provided by financing activities                                                705,565                 -
                                                                                  --------------    --------------

Net increase in cash                                                                       2,053                 -

Cash, beginning of period                                                                      -                 -
                                                                                  --------------    --------------

Cash, end of period                                                               $        2,053    $            -
                                                                                  ==============    ==============

Supplemental disclosure of non-cash flow information:
    Cash paid during the year for:
         Interest                                                                 $            -    $             -
                                                                                  ==============    ===============
         Income taxes                                                             $            -    $             -
                                                                                  ==============    ===============

Schedule of non-cash operating activities:
   In connection with services rendered to the Company,
   8,333 shares of common stock were issued as consideration                      $       33,500    $            -
                                                                                  ==============    ==============

Schedule of non-cash investing activities:

     Issuance of 59,667 shares of common stock in connection
     with conversion of note payable                                              $      358,000    $            -
                                                                                  ==============    ==============

    Contribution of real property  directly by the Company's
    President in  lieu of stock received in connection
    with acquisition of subsidiary                                                $       85,000                 -
                                                                                  ==============    ==============

   Issuance of 377,778 shares of Common Stock  in
       connection with recapitalization                                           $      (2,087)    $            -
                                                                                  ==============    ==============


          See accompanying notes to consolidated financial statements.

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

NOTE 1 - ORGANIZATION

         The Company

         Premier Mortgage Resources, Inc. (the "Company") was incorporated in the State of Nevada on August 17, 1995 under the name "Mortgage Resources, Inc." The name of the Company was changed on August 20, 1997 to its current name. Until the acquisition of United National, Inc. ("United") in June 1998, the Company had no operations. The Company acquired United during June 1998 in order to commence operations in the mortgage banking industry.

         Reorganization

         During June 1998, pursuant to an Agreement and Plan of Reorganization (the "Reorganization Agreement"), the current President and shareholder received 377,778 representing 48.6% of the common stock outstanding after the cancellation of 433,333 shares of the previous officers as discussed in the next paragraph, in consideration for 100% of the shares of common stock of United. Such transaction is considered a capital transaction whereby United contributed its stock for the net assets of the Company which was consummated simultaneously with a recapitalization of the Company.

         Simultaneously with the execution of the Reorganization Agreement, the former officers of the Company canceled 433,333 shares of common stock and resigned as officers of the Company. In connection with the resignation of the previous officers of the Company, the previous sole shareholder of United was elected as President of the Company. Accordingly, after such capital transaction, United became a wholly owned subsidiary of the Company.

         United

         United was incorporated in the State of Nevada on November 21, 1997. Since the date of incorporation and through August 1998, United had limited operations. Since August 1998, United has performed loan processing and telemarketing services for United National Mortgage, LLC. ("LLC"). As of December 31, 1998 United owns approximately 2% interest in the LLC which is accounted for under the cost method.

         LLC

         The LLC is a limited liability company whereby the Company's President owns approximately 98% as of December 31, 1998. The Company currently has an option to purchase the remaining 98% interest from its President subject to the approval by New York State Banking Department. The LLC is a licensed mortgage banker in approximately sixteen states which primarily originates conforming conventional loans, and sells those loans to investors, with servicing released. The intent of the Company is to execute its option and have the LLC become a wholly owned subsidiary in order to enter the mortgage banking industry.

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


         Stock split

         On February 22, 1999, the Company declared a 1 for 6 reverse stock split (effective on April 12, 1999) for its common stock. The financial statements give retroactive effect to such reverse stock split

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a) Principles of Consolidation

            The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, United (the "Companies") after elimination of all significant intercompany transactions and accounts.

         b) Cash and cash equivalents

            The Company considers highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.


         c) Upon the Company acquiring the remaining 98% interest in the LLC as discussed in Note 1, it will adopt the accounting policies of the LLC as follows:



            (i) Mortgage loans held for sale - Mortagage Loans held for sale will be carried at the lower of cost or market value. Market value will be determined by purchase commitments from investors and prevailing market prices. The cost basis of a mortage loan held for sale is its outstanding principal balance decreased by origination and discount fees collected and increased by direct origination costs as determined under SFAS 91 as well as related mortgage taxes. The aforestated fees and costs are, therefore, considered deferred.



            (ii) Gain on sales of mortgages and brokerage income - Gains or losses on the sale of mortgage loans held for sale are recognized at the date of sale to an investor. The difference between the proceeds from the sale, which usually includes a service release premium (servicing rights) and the carrying value of the loan held for ssale as previously defined, determines the net gain or loss. Brokerage fees are recognized upon an applicants acceptance of a written commitment obtained by the LLC from and investor. Under SFAS 65 the LLC has performed all significant services under its "brokerage obligation" and can recognize these fees.



            (iii) Branch office operations - Gross revenues generated by the mortgage operations of branch offices will be reflected in the statement of operations of the LLC. Branch managers will receive a portion of these revenues. These percentage splits are contractually negotiated with the respective branch managers based upon overall profitability, closing volume, loan product, and experience level. The percentage of these splits paid to the manger generally will range from 60% to 70% of loan revenue. All branch managers are employees of the LLC. In states where branch managers are permitted by state banking law, the branch managers are paid a higher commission through salary and are, therefore, personally responsible for paying their own branch overhead costs. In states where "net branching" is not permitted, the LLC pays all branch overhead such as rent, telephone, etc. directly. Branch expenses are therefore reflected in the LLC's statement of operations either as a commission expense or as a specific overhead expense.



         d) Income taxes

            The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes" which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the respective periods' taxable income for federal and state income tax reporting purposes.

         e) Earnings per share

            During 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 replaced the previously required reporting of primary and fully diluted earnings per share with basic and diluted earnings per share, respectively. Unlike the previously reported primary earnings per share, basic earnings per share exclude the dilutive effects of stock options. Diluted earnings per share is similar to the previously reported fully diluted earnings per share. Earnings per share amounts for all periods presented have been calculated in accordance with the requirements of SFAS No. 128.

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


         f) Use of estimates

            In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities, revenues and expenses during the reporting period and the disclosure of contingent assets and liabilities at the date of the financial statements. The most significant estimate with regards to the consolidated financial statements relate to the valuation of the costs in excess of United's net assets and the estimated useful life used in amortizing such excess costs. Actual results could differ from those estimates.

         g) Fair value disclosure at December 31, 1998

            The carrying value of cash, accrued expenses, and notes payable are a reasonable estimate of their fair value.

         h) Organizational costs

            Organizational costs consist of legal costs incurred in the establishment of the Company. Organizational costs are being amortized on a straight-line basis over a five year estimated useful life.

         i) Costs in excess of net assets of business acquired.

            Costs in excess of net assets of business acquired relate to the acquisition of United and are being amortized on a straight-line basis over the estimated useful life of twenty years as estimated by management.

         j) Effect of New Accounting Standards

            The Company does not believe that any recently issued accounting standards, not yet adopted by the Company, will have a material impact on its financial position and results of operations when adopted.

         k) Cost Method of Accounting

            United accounts for the investment in the LLC under the cost method of accounting as a result of its 2% ownership interest. Upon approval from the New York Banking Department, the Company's President will transfer the remaining 98% interest in the LLC to United for a nominal consideration ($10) in accordance with the agreement discussed in Note 3. Upon such transfer the LLC will become a wholly owned subsidiary and will be consolidated by the Company.

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

NOTE 3 - INVESTMENT IN AFFILIATE, AT COST

         On July 29, 1998, United entered into a LLC Interest Acquisition Agreement (the "LLC Acquisition Agreement") with the Company's President whereby for an initial $508,000 it acquired a 1% interest in the LLC and the option to acquire the remaining 99% interest in the LLC as follows; 1% based on required capital by the LLC in order to remain in compliance with its net capital requirements with various state banking laws until it reaches its expected level of revenues sufficient to maintain its capital requirements and the remaining 98% (which is contingent upon obtaining approval from the New York Banking Department) for nominal consideration ($10). As of December 31, 1998, United has invested an aggregate of $691,000 into the LLC based on the above agreement.

         The LLC Acquisition Agreement called for the closing and transfer of the remaining 98% interest by March 31, 1999. The approval from the New York Banking Department has not been received and accordingly such transaction has not been consummated. The closing date has been extended to February 15, 2000.


NOTE 4 - ACCRUED EXPENSES

         Accrued expenses consist of the following at December 31, 1998:

               Professional fees               $   15,000
               Interest                            34,233
                                               ----------
                                               $   49,233
                                               ==========

NOTE 5 - LOAN PAYABLE

         During March 1998, an outside third party loaned United $50,000 bearing interest at 12% per annum. The loan is due on demand due to no formal terms having been established. As of December 31, 1998, such advance remains unpaid.

NOTE 6 - CONVERTIBLE NOTES PAYABLE

         Prior to the Reorganization Agreement, United issued convertible promissory notes amounting to $458,000 that bear interest 12% per annum. The maturity date of the notes (if not converted prior to their due date) were as follows; $100,000 due May 31, 1998 and the remaining $358,000 due in six monthly installments commencing September 15, 1998. Pursuant to the Reorganization Agreement, the Company assumed $358,000 of such

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

         convertible promissory notes which were subsequently converted into approximately 59,667 shares of the Company's common stock as of December 31, 1998. The remaining $100,000 notes were repaid during April 1999 by United. As of December 31, 1998, the Company is in default for two notes totaling $100,000, which have been repaid by April 1999 and the accrued interest related to all the notes which has been accrued, however not paid. Pursuant to the notes, the Company may be liable for legal cost (which are deemed immaterial) if there is any litigation in connection with the default of the two notes and the unpaid interest.


NOTE 7 - PROVISION FOR INCOME TAX

         Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial statement and tax bases of assets and liabilities for financial statement and income tax reporting purposes. Deferred tax assets and liabilities represent the future tax return consequences of these temporary differences, which will either be taxable or deductible in the year when the assets or liabilities are recovered or settled. Accordingly, measurement of the deferred tax assets and liabilities attributable to the book-tax basis differentials are computed at a rate of 34% federal and 9% state pursuant to SFAS No. 109.

         The only material tax effect of significant items comprising the Company's current deferred tax assets as of December 31, 1998 is the Company's net operating losses "NOL"s" which amounted to approximately $95,000 as of December 31, 1998. The deferred tax asset associated with the Company's NOL's amounted to approximately $36,000 as of December 31, 1998.

         In accordance with SFAS 109, the Company has recorded a 100% valuation allowance for such deferred tax asset since management could not determine that it was "more likely than not" that the deferred tax asset would be realized in the future. The Company's NOL's amounting to approximately $95,000 will expire by 2013 if not utilized prior.

         The Company and its subsidiary file separate tax returns for federal and state tax purposes. As such, income tax is based on the separate taxable income or loss of each entity.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

         a) Year 2000

            The Companies have addressed and will continue to address the year 2000 issue to ensure the reliability of its operational system. The Companies have and will continue to make certain investment in its software systems and applications to ensure that it is Year 2000 compliant. These expenditures, which are expensed as incurred are not expected to be

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


            material. The Companies are also working with its financial institutions for which it conducts its business with to ensure their compliance with Year 2000 issues in order to avoid any interruptions in its business.

         b) Advertising and Corporate Relations Agreements

            On March 13, 1998, United entered into agreements for public relations and advertising services with Gulf Atlantic Publishing, Inc ("Gulf Atlantic") and Corporate Relations Group, Inc.("Corporate Relations"). The agreements are for a period of twelve months and include certain marketing products such as mailings, press releases and posting to websites, along with distributing due diligence packages to all inquiring brokers and setting up shows for advertising purposes. As consideration for such services, the Company agreed to sell 109,560 free trading shares of common stock for a total of $30,000. (See Note 8(d) below for pending litigation).

         c) Introduction Agreement

            On March 17, 1998, United entered into an Introduction Agreement with Select Media Ltd. Corp. ("Select Media") in connection with its efforts to obtain loans to fund United's operations. The agreement stipulated that Select Media would provide United with names and introductions for the purpose of allowing United to solicit such individuals for loans. As consideration for such introductions, United agreed to pay Select Media 15% of the amounts borrowed by United and one warrant to purchase stock of the Company for each $1 of funds loaned to United. (See Note 8(d) below for pending litigation). As of December 31, 1998, United is not liable for any compensation payable to Select Media.

         d) Pending litigation

            Although as of December 31, 1998, the Company's previous transfer agent issued an aggregate of 83,668 shares of common stock to the entities mentioned in notes 8(b) and 8(c), the Company, in August 1999 filed a formal complaint in the state of Florida whereby the courts granted a temporary restraining order against the individuals and/or entities which received such stock to prohibit the transfer of stock. The Company contends that such shares held by these individuals/entities were wrongfully issued. As of December 31, 1998 such shares are not included as outstanding in the Company's financial statements since management contends that the related services discussed in notes 8(b) were not fulfilled and no funds were received related to note 8(c), therefore the Company has no obligation related to these agreements. Management is involved in discussions with some of the defendants to reach an out-of-court settlement of the litigation. The Company has not recorded any potential contingency loss since management intends on pursuing this matter vigorously.

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

         e) Investment in affiliate, at Cost

            The Company has committed in funding the LLC in order for the LLC to remain in compliance with various state banking requirements as to its net capital requirements until such time it reaches its expected revenue level thereby becoming self funding. As of December 31, 1998, the Company and United have invested $691,000 in the LLC.

NOTE 9 - STOCKHOLDER'S EQUITY

         a) Reorganization

            The Company, pursuant to the Reorganization Agreement i) cancelled 433,333 shares of common stock representing a portion of shares held by its former officers, ii) accepted resignations from its former officers, iii) issued 377,778 shares to United's sole stockholder which represented 48.6% of the common stock outstanding after the cancellation of the 433,333 shares, and, iv) elected United previous sole stockholder as its President. Accordingly, United became a wholly owned subsidiary in connection with such capital transaction whereby United contributed its common stock for the net assets of the Company followed by immediately a recapitalization of the Company.

            In June 1998, prior to the Reorganization Agreement, United issued convertible promissory notes amounting to $458,000 that bear interest 12% per annum. The maturity date of the notes (if not converted prior to their due date) were as follows; $100,000 due May 31, 1998 and the remaining $358,000 due in six monthly installments commencing September 15, 1998. Pursuant to the Reorganization Agreement, the Company assumed $358,000 of such convertible promissory notes which were subsequently converted into approximately 59,667 shares of the Company's common stock as of December 31, 1998. The remaining $100,000 notes were repaid during April 1999 by United. As of December 31, 1998, the Company is primarily in default for two notes totaling $100,000, which have been repaid by April 1999 and the accrued interest related to all the notes which amounted to $34,233. Pursuant to the notes, the Company may be liable for legal cost (which are deemed immaterial) if there is any litigation in connection with the default of the two notes and the unpaid interest.

            Lastly, in connection with such convertible promissory notes, the Company issued a total of 102,667 warrants which allow the holders to purchase 102,667 shares of the Company's common stock at $1 per share through June, 2000.

         b) Limited Offering Memorandum

            During August 1998, the Company commenced a Limited Offering Memorandum (the "Offering") pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933. The Company offered up to 166,667 shares of its common stock at $6 per share. The minimum purchase amount per investor was $10,000. As of December 31, 1998 the Company sold 18,334 shares of common stock yielding net proceeds after certain offering

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

            costs of $102,017. In addition, as discussed in Note 9(a), the Company issued 59,667 shares of its common stock pursuant the Offering upon the assumption and conversion of United's convertible note payables amounting to $358,000.

            Pursuant to an addendum to the offering, during December 1998, the Company offered an additional 566,667 shares of its common stock to certain investors for an aggregate consideration of $287,300. As of December 31, 1998, the investors accepted and the Company issued 199,062 shares of common stock yielding net proceeds of $100,925 related to the addendum.

         c) Issuance of common stock for services

            During October 1998, the Company issued 8,333 shares to a consultant of the Company in lieu of consideration for consulting services. Accordingly, in connection with the issuance of such shares, the Company recorded consulting expense amounting to $33,500.

         d) Warrants

            As of December 31, 1998, the Company has outstanding a total of 102,667 warrants which allow the holders to purchase 102,667 shares of the Company's common stock at $1 per share through June, 2000

NOTE 10 - RELATED PARTY TRANSACTIONS

         a) Exclusive Telemarketing Agreement

            On August 12, 1998, United entered into an Exclusive Telemarketing Agreement ("Telemarketing Agreement") with the LLC whereby United is the exclusive telemarketing agent for the LLC until it acquires the remaining interest in the LLC. As for consideration for performing telemarketing services for the LLC, the LLC will pay United an hourly rate for its telemarketing services. For the year ended December 31, 1998, United generated telemarketing income amounting to $61,210.

         b) Exclusive Loan Processing Agreement

            On August 12, 1998, United entered into an Exclusive Loan Processing Agreement ("Processing Agreement") with the LLC whereby United is the exclusive processing service for the LLC until it acquires the remaining interest in the LLC. As consideration for performing processing services for the LLC, the LLC will pay United a processing fee for each loan processed.. For the year ended December 31,1998, United generated loan processing fee income amounting to $60,000.

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


         c) Rent Expense

            For the year ended December 31, 1998, pursuant to the Telemarketing and Processing Agreement, United paid $65,000 to the LLC for rent in connection with the space utilized in performing telemarketing and processing services.

         d) Due to related parties

            The amount due to related parties as of December 31, 1998 amounting to $1,503 is an over advances from the LLC in connection with the reimbursement to United for telemarketing and processing services.


NOTE 11 - PRO FORMA FINANCIAL STATEMENTS

            The following pro forma information presents in a condensed format the Company's balance sheet as of December 31, 1998 and statement of operations for the year then ended as if the acquisition of the LLC by United was consummated and considered in effect as of January 1, 1998:

                                                                                     Pro forma
                                                                                  balance sheet at
                                                                                  December 31, 1998
                                                                                  -----------------
                      Total assets                                                   $ 2,574,627
                                                                                     ===========
                      Total liabilities                                              $ 2,473,219
                                                                                     ===========
                      Total stockholders' equity                                     $   101,408
                                                                                     ===========


                                                                                       Pro forma
                                                                                Statement of operations
                                                                                  for the year ended
                                                                                   December 31, 1998
                                                                                   -----------------
                      Total income                                                   $   515,903
                                                                                     ===========
                      Total expenses                                                 $ 1,250,057
                                                                                     ===========
                      Net loss                                                       $  (734,154)
                                                                                     ===========

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



            This pro forma information regarding the Company's balance sheet and statement operations has been presented for disclosure purposes and does not purport to be indicative of the Company's financial position and results of operations which would have actually resulted had the acquisition of the LLC occurred as of January 1, 1998.



NOTE 12 - SUBSEQUENT EVENTS

         a) Limited Offering Memorandum

            Pursuant to the amended Offering, the Company through September 1999 received net proceeds of approximately $247,958 after offering costs and issued approximately 540,351 shares of common stock.

         b) Private transaction

            During August 1999, the Company entered into a private transaction whereby it sold 1,100,000 restricted shares of its common stock for $550,000 before an 8% commission, netting $506,000 to the Company. In addition, the Company also committed to issue and additional 550,000 shares that will be treated as additional commission in connection with such private transaction.

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

                                   (UNAUDITED)

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)





                                                                                             Page
                                                                                             number
                                                                                             ------

Consolidated balance sheet (unaudited) at September 30, 1999                                   F-1

Consolidated statements of operations (unaudited) for the nine months ended
 September 30, 1999 and 1998                                                                   F-2

Consolidated statement of stockholders' equity (unaudited) for the nine months ended
 September 30, 1999                                                                            F-3

Consolidated statements of cash flows (unaudited) for the nine months ended
  September 30, 1999 and 1998                                                                  F-4

Notes to consolidated financial statements                                                  F-5 - F-9

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)


                                     ASSETS

Current assets:
    Cash                                                                        $       729
                                                                                -----------
         Total current assets                                                           729
                                                                                -----------

Investment in affiliate, at cost                                                  1,365,357
Organizational costs, net                                                               781
                                                                                -----------
         Total assets                                                           $ 1,366,867
                                                                                ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Accrued expenses                                                            $    77,000
    Due to related parties                                                           42,320
    Note payable                                                                     50,000
                                                                                -----------
         Total current liabilities                                                  169,320
                                                                                -----------

Commitments and contingencies (Note - 5)                                                 --
                                                                                -----------

Stockholders' equity:
    Common stock - $.001 par value, 50,000,000 shares authorized,
    3,253,539 shares issued and outstanding                                           3,253
    Preferred stock - $.001 par value, 10,000,000 shares
    authorized, -0- shares issued and outstanding                                        --
    Additional paid-in capital                                                    1,376,084
    Accumulated deficit                                                            (181,790)
                                                                                -----------
         Total stockholders' equity                                               1,197,547
                                                                                -----------

Total liabilities and stockholders' equity                                      $ 1,366,867
                                                                                ===========








     See accompanying notes to consolidated financial statements (unaudited)

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

                                                                    1999               1998
                                                                 -----------       -----------
Income - Related Party                                           $   197,040       $    45,985
                                                                 -----------       -----------

Expenses:
    Selling, general, and administrative expenses                    276,340           109,253
                                                                 -----------       -----------

Total expenses                                                       276,340           109,253
                                                                 -----------       -----------

Loss before interest expense and provision for income taxes          (79,300)          (63,268)

Interest expense                                                       7,800            25,000
                                                                 -----------       -----------

Loss before provision for income taxes                               (87,100)          (88,268)

Provision for income taxes                                                --                --
                                                                 -----------       -----------

Net (loss)                                                           (87,100)          (88,268)

Other items of comprehensive income                                       --                --
                                                                 -----------       -----------

Comprehensive net (loss)                                         $   (87,100)      $   (88,268)
                                                                 ===========       ===========

Basic:
    Net (loss)                                                   $      (.04)      $      (.14)
                                                                 ===========       ===========

Weighted average number of
 common shares outstanding                                         2,158,364           637,562
                                                                 ===========       ===========





     See accompanying notes to consolidated financial statements (unaudited)

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                                   (UNAUDITED)




                                                Common Stock                  Additional                            Total
                                                ------------                   Paid-in        Accumulated       Stockholders'
                                            Shares           Amount            Capital          Deficit            Equity
                                            ------           ------            -------          -------            ------

Balances at December 31, 1998               1,063,188     $       1,063    $     586,914     $      (94,690)   $     493,287

Issuance of common stock
  in connection with  limited
  offering memorandum and
  private transaction,  net of costs        2,190,351             2,190          789,170                 -           791,360

Net loss for the nine months ended
  September 30, 1999                                -                 -                -            (87,100)          (87,100)
                                        -------------     -------------    -------------     --------------    --------------

Balances at September 30, 1999              3,253,539     $       3,253    $   1,376,084     $     (181,790)   $   1,197,547
                                        =============     =============    =============     ==============    =============



     See accompanying notes to consolidated financial statements (unaudited)

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

                                                                                       1999               1998
                                                                                  --------------    --------------
Cash flows from operating activities:
   Net (loss)                                                                     $      (87,100)   $      (88,268)
   Adjustments to reconcile net (loss) to net
    cash used for operating activities:
       Amortization                                                                          189               217
       Issuance of common stock for services                                                   -            33,500
     Increase (decrease) in:
       Accrued expenses                                                                   27,767            25,000
                                                                                  --------------    --------------
Net cash used for operating activities                                                   (59,144)          (29,551)
                                                                                  --------------    ---------------

Cash flows from investing activities:
   Investment in affiliate                                                              (674,357)         (599,000)
                                                                                  --------------    ---------------
Net cash used for investing activities                                                  (674,357)         (599,000)
                                                                                  --------------    ---------------

Cash flows from financing activities:
   Sale of common stock in connection with
     private placement, net of costs                                                     791,360           126,740
   Proceeds from issuance of convertible notes payable                                         -           458,000
   Proceeds from issuance of note payable                                                      -            50,000
   Repayment of notes payable                                                           (100,000)                -
   Advances from related parties                                                          40,817             4,661
                                                                                  --------------    --------------
Net cash provided by financing activities                                                732,177           639,401
                                                                                  --------------    --------------

Net (decrease) increase in cash                                                           (1,324)           10,850
Cash, beginning of period                                                                  2,053                 -
                                                                                  --------------    --------------

Cash, end of period                                                               $          729    $       10,850
                                                                                  ==============    ==============

Supplemental disclosure of non-cash flow information: Cash paid during the year for:
         Interest                                                                 $            -    $             -
                                                                                  ==============    ===============
         Income taxes                                                             $            -    $             -
                                                                                  ==============    ===============

Schedule of non-cash operating activities: In connection with services rendered to the Company, 8,333 shares of common stock were issued as
   consideration                                                                  $            -    $       33,500
                                                                                  ==============    ==============

Schedule of non-cash investing activities:

     Issuance of 59,667 shares of common stock in connection
     with conversion of note payable                                              $            -    $      358,000
                                                                                  ==============    ==============

    Contribution of real property  directly by the Company's
    President in  lieu of stock received in connection
    with acquisition of subsidiary                                                $            -            85,000
                                                                                  ==============    ==============

   Issuance of 377,778 shares of common stock
           in connection with recapitalization                                    $            -    $       (2,087)
                                                                                  ==============    ===============

     See accompanying notes to consolidated financial statements (unaudited)

                PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                  (UNAUDITED)

NOTE 1 - ORGANIZATION

         Premier Mortgage Resources, Inc. (the "Company") was incorporated in the State of Nevada on August 17, 1995 under the name "Mortgage Resources, Inc." The name of the Company was changed on August 20, 1997 to its current name. Until the acquisition of United National Inc. ("United") in June 1998, the Company had no operations. The Company acquired United during June 1998 in order to commence operations in the mortgage banking industry.

         The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the interim financial statements include all adjustments necessary in order to make the financial statements not misleading. The results of operations for the nine months ended are not necessarily indicative of the results to be expected for the full year. For further information, refer to the Company's audited financial statements and footnotes thereto at December 31, 1998.

NOTE 2 - INVESTMENT IN AFFILIATE, AT COST

         On July 29, 1998, United entered into a LLC Interest Acquisition Agreement (the "LLC Acquisition Agreement") with the Company's President whereby for an initial $508,000 it acquired a 1% interest in United National Mortgage, LLC ("LLC") and the option to acquire the remaining 99% interest in the LLC as follows; 1% based on the required capital by the LLC in order to remain in compliance with its net capital requirements with various state banking laws until it reaches its expected level of revenues sufficiently to maintain its capital requirements, and the remaining 98% (which is contingent upon obtaining approval from the New York Banking Department) for nominal consideration ($10). As of September 30, 1999, United has invested an aggregate of $1,365,357 into the LLC based on the above agreement.

         The LLC Acquisition Agreement called for the closing and transfer of the remaining 98% interest by March 31, 1999. The approval from the New York Banking Department has not been received and accordingly such transaction has not been consummated. The closing date is expected to occur before February 15, 2000.

NOTE 3 - LOAN PAYABLE

         During March 1998, an outside third party loaned United $50,000 bearing interest at 12% per annum. The loan is due on demand due to no formal terms having been established. As of September 30, 1999, such advance remains unpaid.

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)


NOTE 4 - CONVERTIBLE NOTES PAYABLE

         In June 1998, prior to the Reorganization Agreement, United issued convertible promissory notes amounting to $458,000 that bear interest 12% per annum. The maturity date of the notes (if not converted prior to their due date) were as follows; $100,000 due May 31, 1998 and the remaining $358,000 due in six monthly installments commencing September 15, 1998. Pursuant to the Reorganization Agreement, the Company assumed $358,000 of such convertible promissory notes which were subsequently converted into approximately 59,667 shares of the Company's common stock as of December 31, 1998. The remaining $100,000 notes were repaid during April 1999 by United. As of September 30, 1999, the Company is primarily in default for the accrued interest related to all the notes which has been accrued, however not paid. Pursuant to the notes, the Company may be liable for legal cost (which are deemed immaterial) if there is any litigation in connection with the unpaid interest.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

         a) Year 2000

            The Companies have addressed and will continue to address the year 2000 issue to ensure the reliability of its operational system. The Companies have and will continue to make certain investment in its software systems and applications to ensure that it is Year 2000 compliant. These expenditures, which are expensed as incurred are not expected to be material. The Companies are also working with its financial institutions for which it conducts its business with to ensure their compliance with Year 2000 issues in order to avoid any interruptions in its business.

         b) Advertising and Corporate Relations Agreements

            On March 13, 1998, United entered into agreements for public relations and advertising services with Gulf Atlantic Publishing, Inc ("Gulf Atlantic") and Corporate Relations Group, Inc.("Corporate Relations"). The agreements are for a period of twelve months and include certain marketing products such as mailings, press releases and posting to websites, along with distributing due diligence packages to all inquiring brokers and setting up shows for advertising purposes. As consideration for such services, the Company agreed to sell 109,560 free trading shares of common stock for a total of $30,000. (See Note 5(d) below for pending litigation).

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

         c) Introduction Agreement

            On March 17, 1998, United entered into an Introduction Agreement with Select Media Ltd. Corp. ("Select Media") in connection with its efforts to obtain loans to fund United's operations. The agreement stipulated that Select Media would provide United with names and introductions for the purpose of allowing United to solicit such individuals for loans. As consideration for such introductions, United agreed to pay Select Media 15% of the amounts borrowed by United and one warrant to purchase stock of the Company for each $1 of funds loaned to United. (See Note 5(d) below for pending litigation). As of September 30, 1999, United is not liable for any compensation to Select Media pursuant to such agreement.

         d) Pending litigation

            Although as of September 30, 1999, the Company's previous transfer agent issued an aggregate of 83,668 shares of common stock to the entities mentioned in notes 5(b) and 5(c), the Company, in August 1999 filed a formal complaint in the state of Florida whereby the courts granted a temporary restraining order against the individuals and/or entities which received such stock to prohibit the transfer of stock. The Company contends that such shares held by these individuals/entities were wrongfully issued. As of September 30, 1999 such shares are not included as outstanding in the Company's financial statements since management contends that the related services discussed in notes 5(b) were not fulfilled and no funds were received related to note 5(c), therefore the Company has no obligation related to these agreements. Management is involved in discussions with some of the defendants to reach an out-of-court settlement of the litigation. The Company has not recorded any potential contingency loss since management intends on pursuing this matter vigorously.

         e) Investment in affiliate, at Cost

            The Company has committed in funding the LLC in order for the LLC to remain in compliance with various state banking requirements as to its net capital requirements until such time it reaches its expected revenue level thereby becoming self funding. As of September 30, 1999, United has invested $1,365,357 in the LLC.

NOTE 6 - STOCKHOLDER'S EQUITY

         a) Limited Offering Memorandum

            During August 1998, the Company commenced a Limited Offering Memorandum (the "Offering") pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933 which was subsequently amended during December 1998. During the nine months ended September 30, 1999 the Company sold approximately 540,351 shares of common stock yielding net proceeds (after certain offering costs) of approximately $285,360.

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

         b) Private transaction

            During June 1999, the Company entered into a private transaction whereby it sold 1,100,000 restricted shares of its common stock for $550,000 before an 8% commission, netting $506,000 to the Company. In addition, the Company also issued an additional 550,000 shares which have been treated as additional commission in connection with such private transaction.

         c) Warrants

            As of September 30, 1999, the Company has outstanding a total of 102,667 warrants which allow the holders to purchase 102,667 shares of the Company's common stock at $1 per share through June, 2000.

NOTE 7 - RELATED PARTY TRANSACTIONS

         a) Exclusive Telemarketing Agreement

            On August 12, 1998, United entered into an Exclusive Telemarketing Agreement ("Telemarketing Agreement") with the LLC whereby United is the exclusive telemarketing agent for the LLC until it acquires the remaining interest in the LLC. As for consideration for performing telemarketing services for the LLC, the LLC pays United an hourly rate for its telemarketing services. For the nine months ended September 30, 1999, United generated telemarketing income amounting to $132,240.

         b) Exclusive Loan Processing Agreement

            On August 12, 1998, United entered into an Exclusive Loan Processing Agreement ("Processing Agreement") with the LLC whereby United is the exclusive processing service for the LLC until it acquires the remaining interest in the LLC. As consideration for performing processing services for the LLC, the LLC pays United a processing fee for each loan processed.. For the nine months ended September 30, 1999, United generated loan processing fee income amounting to $64,800.

         c) Rent Expense

            For the nine months ended September 30, 1999, pursuant to the Telemarketing and Processing Agreement, United paid $117,000 to the LLC for rent in connection with the space utilized in performing telemarketing and processing services and approximately $118,000 for reimbursement for leased employees.

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)


         d) Due to related parties

            The amount due to related parties as of September 30, 1999 amounting to $42,320 is an over advanced from the LLC in connection with telemarketing and processing services.


NOTE 8 - PRO FORMA FINANCIAL STATEMENTS

            The following pro forma information presents in a condensed format the Company's balance sheet as of September 30, 1999 and statement of operations for the nine months then ended as if the acquisition of the LLC by United was consummated as of January 1, 1999:

                                                              Pro forma
                                                           balance sheet at
                                                          September 30, 1999
                                                          ------------------
              Total assets                                 $    1,416,004
                                                           ==============
              Total liabilities                            $    1,258,028
                                                           ==============
              Total stockholders' equity                   $      157,976
                                                           ==============




                                                              Pro forma
                                                       Statement of operations
                                                      for the nine months ended
                                                         September 30, 1999
                                                         ------------------
              Total income                                  $      536,205
                                                            ==============
              Total expenses                                $    1,323,732
                                                            ==============
              Net loss                                      $    (787,527)
                                                            ==============


            This pro forma information regarding the Company's balance sheet and statement operations has been presented for disclosure purposes and does not purport to be indicative of the Company's financial position and results of operations which would have actually resulted had the acquisition of the LLC occurred as of January 1, 1999.

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                        FINANCIAL STATEMENTS (UNAUDITED)

                               SEPTEMBER 30, 1998

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                            BALANCE SHEET (UNAUDITED)

                               SEPTEMBER 30, 1998


                                     ASSETS

Current assets
     Cash and cash equivalents                                              $   57,176
     Investment in marketable securities                                       217,923
     Mortgages receivable - net of unearned discount of $28,755              1,917,785
     Other receivables                                                          73,606
     Prepaid expenses                                                           26,993
                                                                            ----------

              Total current assets                                           2,293,483

Property, plant and equipment - at cost                                        612,657

Security deposits                                                                3,830
                                                                            ----------

                                                                            $2,909,970
                                                                            ==========



                 See notes to financial statements (unaudited).

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                            BALANCE SHEET (UNAUDITED)

                               SEPTEMBER 30, 1998


                         LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

     Warehouse note payable - secured by mortgage receivable                                        $1,776,106
     Current maturities on long-term debt                                                               49,973
     Loans payable                                                                                      10,948
     Accrued expenses                                                                                  116,030
      Mortgage proceeds to be disbursed                                                                127,570
                                                                                                    ----------

              Total current liabilities                                                              2,080,627

Long-term debt - net of current maturities
     Capitalized leases payable - secured by telephone
         system and office equipment                                              $     57,072

        Mortgage payable - secured by land and building                                327,531

        Notes payable                                                                   89,230          473,833
                                                                                  ------------

MEMBERS' EQUITY
     Members' equity - unadjusted                                                     352,275
     Unrealized gain on marketable securities                                           3,235           355,510
                                                                                  -----------        ----------

                                                                                                     $2,909,970
                                                                                                     ==========


                 See notes to financial statements (unaudited).

                          UNITED NATIONAL MORTGAGE LLC
                         (A LIMITED LIABILITY COMPANY)

            STATEMENT OF INCOME AND COMPREHENSIVE INCOME (UNAUDITED)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



Gain on sales of mortgages and brokerage income                                               $ 470,587
Interest income                                                                                  25,754
                                                                                              ---------
                                                                                                496,341
Operating expenses
     Warehouse interest                                                $  33,716
     Operating expenses                                                  968,841              1,002,557
                                                                       ---------              ---------
LOSS FROM OPERATIONS                                                                           (506,216)

Other income (expense)
     Realized gain on marketable securities                                3,248
     Interest and dividend income                                          8,100
     Miscellaneous                                                         1,800
     Income on rental operations                                           1,300                 14,448
                                                                       ---------              ---------

NET LOSS                                                                                      (491,768)

Other comprehensive income (loss)
     Unrealized loss on securities arising during the year                                    (120,424)
                                                                                              ---------

COMPREHENSIVE LOSS                                                                           $(612,192)
                                                                                              =========

                 See notes to financial statements (unaudited).

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                    STATEMENT OF MEMBERS' EQUITY (UNAUDITED)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                                                              ACCUMULATED
                                                                                OTHER
                                                          MEMBERS'           COMPREHENSIVE
                                                          EQUITY              INCOME(LOSS)            TOTAL

Balance - January 1, 1998                              $ 263,830              $ 123,659              $ 387,489


Contribution by member                                   590,928                   --                  590,928


Net loss                                                (491,768)                  --                 (491,768)


Other comprehensive income (loss)
     Unrealized loss on securities arising
        during the year                                     --                 (120,424)              (120,424)


Distribution to member                                   (10,715)                  --                  (10,715)
                                                       ---------              ---------              ---------


Balance - September 30, 1998                           $ 352,275              $   3,235              $ 355,510
                                                       =========              =========              =========

                 See notes to financial statements (unaudited).

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                       STATEMENT OF CASH FLOWS (UNAUDITED)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

OPERATING ACTIVITIES
     Net loss                                                                                 $  (491,768)
     Adjustments to reconcile net loss to net
        cash used for operating activities
         Depreciation and amortization on property, plant
              and equipment                                             $    17,351
         Depreciation on rental property                                        588
         Realized gain on marketable securities                              (3,248)
         Changes in operating assets and liabilities
              Increase in mortgage receivable                            (1,748,127)
              Increase in other receivables                                 (61,492)
              Decrease in accrued interest receivable                           268
              Increase in prepaid expenses                                  (11,044)
              Decrease in customers' deposits                                  (910)
              Increase in accrued expenses                                   54,561
              Increase in mortgage proceeds to be disbursed                 127,570               (1,624,483)
                                                                        -----------              -----------

 Net cash used for operating activities                                                           (2,116,251)

INVESTING ACTIVITIES
     Purchase of marketable securities                                     (119,911)
     Proceeds from the sale and redemption of
       marketable securities                                                180,529
     Purchase of property, plant and equipment                             (517,122)
     Increase in security deposits                                           (3,830)
                                                                           -----------

Net cash used for investing activities                                                              (460,334)

                 See notes to financial statements (unaudited).

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                  STATEMENT OF CASH FLOWS (UNAUDITED) (CONT'D)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


FINANCING ACTIVITIES

     Increase in note payable secured by mortgage receivable                                $ 1,601,906
     Borrowing of long-term debt secured by building                                            345,000
     Repayment of long-term debt                                                               (118,089)
     Borrowing secured by mortgage on rental property                                           100,000
     Borrowing on loans payable - other                                                           4,006
     Contribution by member                                                                     590,928
     Distribution to member                                                                     (10,715)
                                                                                            -----------

Net cash provided by financing activities                                                                       2,513,036
                                                                                                                -----------

Net decrease in cash                                                                                              (63,549)

Cash and cash equivalents at beginning of year                                                                    120,725
                                                                                                                -----------

Cash and cash equivalents at end of year                                                                      $    57,176
                                                                                                                ===========

Supplemental disclosure of non-cash flow information:
     Cash paid during the year for:
         Interest                                                                                             $    80,044
                                                                                                                ===========
         Income taxes
                                                                                                              $         0
                                                                                                                ===========

Schedule of non-cash investing activities:
   Acquisition of telephone equipment and computers
      in connection with capital lease obligations                                                             $    96,307
                                                                                                                ===========

                 See notes to financial statements (unaudited).

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

                               SEPTEMBER 30, 1998


BACKGROUND INFORMATION

United National Mortgage LLC (the "Company") is a licensed mortgage banker in sixteen states with the predominant portion of business conducted in the southern New York area. In addition, the Company is a HUD-Approved Title II Nonsupervised Loan Correspondent. The Company primarily originates conforming conventional loans, and sells those loans to investors, servicing released.

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principals for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management the interim financial statements include all adjustments necessary in order to make the financial statements not misleading. The results of operations for the nine months ended is not necessarily indicative of the results to be expected for the full year. For further information, refer to the Company's audited financial statements and footnotes thereto at December 31, 1998.



INVESTMENT IN RENTAL REAL ESTATE

The Company acquired a parcel of rental real estate in Newburgh, New York from its principal member. This property had a fair value of $105,000 at the time of acquisition. This property is currently subject to a $96,160 mortgage that is secured by the property and all of the Company's furniture, fixtures and equipment. The mortgage has 113 remaining monthly installments of $1,240 inclusive of interest at 10% per annum. This real estate was rented to a party deemed to be related (see note "RELATED PARTY"). During the nine months ended September 30, 1998, $588 of depreciation was taken on the rental real estate.

WAREHOUSE LINES-OF-CREDIT

The Company maintains warehouse lines-of-credit with four financial institutions. Up to $16,000,000 of funds, secured by owned mortgages held for sale, are available to be advanced to the Company. These borrowing lines are subject to interest rates at a slight premium over the prime rate.

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

                               SEPTEMBER 30, 1998


LONG-TERM DEBT

The Company has a mortgage with 173 remaining monthly installments of $3,707, inclusive of interest at 10% per annum that is secured by the land and building.

The leases payable represent amounts due on capitalized leases of a telephone system and office equipment.

              Total due for year ending December, 1998                                   $16,677
              Total due for year ending December, 1999                                    36,890
              Total due for year ending December, 2000                                    36,890
              Total due for year ending December, 2001                                     5,618
                                                                                         -------
              Total minimum lease payments                                                96,075
              Less amounts representing interest                                           7,454
                                                                                          ------
              Present value of net minimum lease payments                                 88,621
              Current portion                                                             31,549
                                                                                          ------
              Long-term portion                                                          $57,072
                                                                                         =======


BUILDING CARRYING COSTS AND LEASES

The Company utilizes the building disclosed in "Property, Plant and Equipment" as its main office. In lieu of rent, the Company incurred carrying costs that included real estate taxes and interest from the mortgage on the property.

The Company leases various space on a month to month basis that is utilized for branch offices. The current charge in regard to these offices is $2,000 per month.

Building carrying costs and rent expense for the nine month period ended September 30, 1998 was approximately $41,600.

The Company is liable under the terms of various operating leases with payments totaling approximately $1,100 per month for remaining periods varying from 22 to 39 months.

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

                               SEPTEMBER 30, 1998


RELATED PARTY

The Company recognized net rental income of $1,300 for rental of the entire real estate property and a portion of the main office building by a related entity during the nine months ended September 30, 1998. The Company incurred allocable costs of $24,700, which has been offset against the gross rental income of $26,000 during the nine months ended September 30, 1998.

The Company was charged approximately $45,900 for telemarketing and approximately $45,100 for processing fees performed by this related entity for the nine months ended September 30, 1998.


CONTINGENCIES

Loans sold under investor programs are subject to repurchase if they fail to meet the origination criteria of those programs. In addition, loans sold to investors are also subject to indemnification or repurchase if the loan is two or three months delinquent during a set period, which usually varies from the first six months to a year after the loan is sold. As of balance sheet date there were no requests for indemnification or repurchase.

During the nine months ended September 30, 1998, United National has issued approximately $2,500,000 of commitments to applicants to close loans at prevailing rates. The Company, in order to assure itself of a market place to sell its loans, has agreements with investors who will accept all loans meeting certain investor criteria, to deliver the loans at the rate prevailing at the time of delivery.

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                        FINANCIAL STATEMENTS (UNAUDITED)

                               SEPTEMBER 30, 1999

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                        FINANCIAL STATEMENTS (UNAUDITED)

                               SEPTEMBER 30, 1999




                                 C O N T E N T S


                                                                      REFERENCE
                                                                      ---------
Balance Sheet (unaudited) at September 30, 1999                        1 - 2


Statement of Income and Comprehensive Income
     (unaudited) for the nine months ended September 30, 1999              3


Statement of Members' Equity (unaudited) for the
     nine months ended September 30, 1999                                  4


Statement of Cash Flows (unaudited) for the nine
     months ended September 30, 1999                                   5 - 6


Notes to financial statements (unaudited) for the
     nine months ended September 30, 1999                              7 - 9

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                            BALANCE SHEET (UNAUDITED)

                               SEPTEMBER 30, 1999


                                     ASSETS

CURRENT ASSETS
     Cash and cash equivalents                                         $  123,150
     Investment in marketable securities                                    1,221
     Mortgages receivable - net of unearned discount of $9,715            647,693
     Other receivables                                                     29,732
     Due from affiliate                                                    42,320
     Prepaid expenses                                                      23,607
                                                                       ----------

              Total current assets                                        867,723

Property, plant and equipment - at cost                                   584,561

Security deposits                                                           4,530
                                                                       ----------
                                                                       $1,456,814
                                                                       ==========


                 See notes to financial statements (unaudited).

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                            BALANCE SHEET (UNAUDITED)

                               SEPTEMBER 30, 1999


                         LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
     Warehouse note payable - secured by mortgage receivable                                          $509,781
     Current maturities on long-term debt                                                               51,148
     Accrued expenses                                                                                  123,777
     Accrued Expenses - Branch                                                                           7,366
      Other payables                                                                                    41,078
                                                                                                    ----------
              Total current liabilities                                                                733,150

Long-term debt - net of current maturities
     Capitalized leases payable - secured by telephone
         system and office equipment                                                    $ 19,847

       Mortgage payable - secured by land and building                                   290,873

       Notes payable                                                                      87,159       397,879
                                                                                      ----------

MEMBERS' EQUITY

     Members' equity - unadjusted                                                                      325,785
                                                                                                    ----------

                                                                                                    $1,456,814
                                                                                                    ==========


                 See notes to financial statements (unaudited).

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

            STATEMENT OF INCOME AND COMPREHENSIVE INCOME (UNAUDITED)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

Gain on sales of mortgages and brokerage income                                                    $   247,358
Mortgages and Brokerage Income - Branch                                                                202,385
Interest income                                                                                         82,681
                                                                                                   -----------
                                                                                                       532,424
Operating expenses
     Warehouse interest                                                      $   100,068
     Operating expenses                                                        1,033,681             1,133,749
                                                                             -----------           -----------
LOSS FROM OPERATIONS                                                                                  (601,325)

Other income (expense)
     Interest and dividend income                                                  2,140
     Income on rental operations                                                   5,875                 8,015
                                                                             -----------           -----------
NET LOSS                                                                                              (593,310)

Other comprehensive income (loss)
     Unrealized gain on securities arising during the year                                                 679
                                                                                                   -----------

COMPREHENSIVE LOSS                                                                                 $  (592,631)
                                                                                                   ===========


                 See notes to financial statements (unaudited).

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                    STATEMENT OF MEMBERS' EQUITY (UNAUDITED)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999


                                                                  ACCUMULATED
                                                                    OTHER
                                                  MEMBERS'       COMPREHENSIVE
                                                  EQUITY         INCOME(LOSS)        TOTAL
                                                 ---------       -------------     ---------
Balance - January 1, 1999                        $ 299,800        $    (679)       $ 299,121


Contribution by member                             644,880             --            644,880


Net loss                                          (593,310)            --           (593,310)


Other comprehensive income (loss)
     Unrealized loss on securities arising
        during the year                               --                679              679


Distribution to member                             (25,585)            --            (25,585)
                                                 ---------        ---------        ---------


Balance - December 31, 1998                      $ 325,785        $   - 0 -        $ 325,785
                                                 =========        =========        =========


                 See notes to financial statements (unaudited).

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                       STATEMENT OF CASH FLOWS (UNAUDITED)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

OPERATING ACTIVITIES
     Net loss                                                                                     $    (593,310)
     Adjustments to reconcile net loss to net
        cash used for operating activities
         Depreciation and amortization on property, plant
              and equipment                                                $      26,862
         Changes in operating assets and liabilities
              Decrease in mortgage receivable                                  1,033,439
              Increase in other receivables                                      (12,756)
              Decrease in accrued interest receivable                              2,995
              Decrease in prepaid expenses                                         7,780
              Decrease in customers' deposits                                     (1,971)
              Increase in accrued expenses                                       115,186              1,171,535
                                                                           -------------          -------------

 Net cash provided by operating activities                                                              578,225

INVESTING ACTIVITIES
     Proceeds from the sale and redemption of
       marketable securities                                                     154,889
     Purchase of property, plant and equipment                                   (94,511)
     Increase in security deposits                                                  (700)
     Increase in amount due from affiliate                                       (40,817)
                                                                           -------------

Net cash provided by investing activities                                                                18,861


                 See notes to financial statements (unaudited).

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                  STATEMENT OF CASH FLOWS (UNAUDITED) (CONT'D)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999



FINANCING ACTIVITIES
     Decrease in note payable secured by mortgage receivable                $ (1,194,145)
     Repayment of long-term debt                                                 (52,033)
     Repayment of mortgage on rental property                                     (1,753)
     Repayment of loans payable - other                                           (6,738)
     Contribution by member                                                      644,880
     Distribution to member                                                      (25,585)
                                                                            ------------
Net cash used for financing activities                                                                (635,374)
                                                                                                  ------------
Net decrease in cash                                                                                   (38,288)

Cash and cash equivalents at beginning of year                                                         161,438
                                                                                                  ------------
Cash and cash equivalents at end of year                                                          $    123,150
                                                                                                  ============

Supplemental disclosure of non-cash flow information:
   Cash paid during the year for:
         Interest                                                                                 $    134,399
                                                                                                  ============
         Income taxes                                                                             $      - 0 -
                                                                                                  ============

                 See notes to financial statements (unaudited).

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

                               SEPTEMBER 30, 1999


BACKGROUND INFORMATION
United National Mortgage LLC is a licensed mortgage banker in sixteen states with the predominant portion of business conducted in the southern New York area. In addition, the Company is a HUD-Approved Title II Nonsupervised Loan Correspondent. The Company primarily originates conforming conventional loans, and sells those loans to investors, servicing released.

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management the interim financial statements include all adjustments necessary in order to make the financial statements not misleading. The results of operations for the nine months ended is not necessarily indicative of the results to be expected for the full year. For further information, refer to the Company's audited financial statements and footnotes thereto at December 31, 1998.

INVESTMENT IN RENTAL REAL ESTATE

The Company acquired a parcel of rental real estate in Newburgh, New York from its principal member. This property had a fair value of $105,000 at the time of acquisition. This property is currently subject to a $92,759 mortgage that is secured by the property and all of the Company's furniture, fixtures and equipment. The mortgage has 101 remaining monthly installments of $1,240 inclusive of interest at 10% per annum. This real estate was rented to a party deemed to be related (see note "RELATED PARTY").

WAREHOUSE LINES-OF-CREDIT

The Company maintains warehouse lines-of-credit with four financial institutions. Up to $16,000,000 of funds, secured by owned mortgages held for sale, are available to be advanced to the Company. These borrowing lines are subject to interest rates at a slight premium over the prime rate.

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

                               SEPTEMBER 30, 1999


LONG-TERM DEBT

The Company has a mortgage with 161 remaining monthly installments of $3,707, inclusive of interest at 10% per annum that is secured by the land and building.

The leases payable represent amounts due on capitalized leases of a telephone system and office equipment.

              Total due for year ending December, 1999                                   $14,213
              Total due for year ending December, 2000                                    36,890
              Total due for year ending December, 2001                                     5,618
                                                                                         -------
              Total minimum lease payments                                                56,721
              Less amounts representing interest                                           5,325
                                                                                         -------
              Present value of net minimum lease payments                                 51,396
              Current portion                                                             31,549
                                                                                         -------
              Long-term portion                                                          $19,847
                                                                                         =======


BUILDING CARRYING COSTS AND LEASES

The Company utilizes the building disclosed in "Property, Plant and Equipment" as its main office. In lieu of rent, the Company incurred carrying costs that included real estate taxes and interest from the mortgage on the property.

The Company leases various space on a month to month basis that is utilized for branch offices. The current charge in regard to these offices is $2,000 per month.

Building carrying costs and rent expense for the nine month period ended September 30, 1999 was approximately $47,500.

The Company is liable under the terms of various operating leases with payments totaling approximately $1,100 per month for remaining periods varying from 10 to 27 months.

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

                               SEPTEMBER 30, 1999



RELATED PARTY

The Company recognized net rental income of $5,875 for rental of the entire real estate property and a portion of the main office building by a related entity during the nine months ended September 30, 1999. The Company incurred allocable costs of $111,600 which has been offset against the gross rental income of $117,475 during the nine months ended September 30, 1999.

The Company was charged approximately $132,200 for telemarketing and approximately $65,700 for processing fees performed by this related entity for the nine months ended September 30, 1999.


CONTINGENCIES

Loans sold under investor programs are subject to repurchase if they fail to meet the origination criteria of those programs. In addition, loans sold to investors are also subject to indemnification or repurchase if the loan is two or three months delinquent during a set period, which usually varies from the first six months to a year after the loan is sold. As of balance sheet date there were no requests for indemnification or repurchase.

United National has issued approximately $1,500,000 of commitments to applicants to close loans at prevailing rates. The Company, in order to assure itself of a market place to sell its loans, has agreements with investors who will accept all loans meeting certain investor criteria, to deliver the loans at the rate prevailing at the time of delivery.

                          UNITED NATIONAL MORTGAGE LLC

                          (A LIMITED LIABILITY COMPANY)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                          UNITED NATIONAL MORTGAGE LLC

                          (A LIMITED LIABILITY COMPANY)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                                 C O N T E N T S

                                                                  REFERENCE
Independent Auditors' Report

Balance Sheet                                                     EXHIBIT "A"

Statement of Income and Comprehensive Income                      EXHIBIT "B"

Statement of Members' Equity                                      EXHIBIT "C"

Statement of Cash Flows                                           EXHIBIT "D"

Notes to Financial Statements

                          INDEPENDENT AUDITORS' REPORT

The Members
United National Mortgage LLC

        We have audited the accompanying balance sheet of United National Mortgage LLC as of December 31, 1998, and the related statements of income, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United National Mortgage LLC as of December 31, 1998, and results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                             HIRSHFIELD AND KANTOR

Melville, New York
April 23, 1999

                          INDEPENDENT AUDITORS' REPORT

The Members
United National Mortgage LLC

        HUD TITLE II - LOAN CORRESPONDENT - ID#12378-0000-1

        We have audited the accompanying balance sheet of United National Mortgage LLC as of December 31, 1998, and the related statements of income, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with generally accepted auditing standards and Government Auditing Standards, issued by the Comptroller General of the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United National Mortgage LLC as of December 31, 1998, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

        Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The computation of adjusted net worth included in this report is presented for the purpose of additional analysis and is not a required part of the financial statements of United National Mortgage LLC. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                             HIRSHFIELD AND KANTOR

Melville, New York
April 23, 1999

                          UNITED NATIONAL MORTGAGE LLC

                          (A LIMITED LIABILITY COMPANY)

                                  BALANCE SHEET

                                DECEMBER 31, 1998

                                     ASSETS

CURRENT ASSETS
    Cash and cash equivalents                                                      $   161,438
    Investment in marketable securities                                                155,431
    Mortgages receivable - net of unearned discount of $23,048                       1,681,132
    Accrued interest receivable                                                          2,995
    Other receivables                                                                   16,976
    Due from affiliate                                                                   1,503
    Prepaid expenses                                                                    31,387
                                                                                   -----------
            Total current assets                                                     2,050,862

Property, plant and equipment - at cost                                                507,208

Investment in rental real estate - net                                                   9,704

Security deposits                                                                        3,830
                                                                                   -----------
                                                                                   $ 2,571,604
                                                                                   ===========

                                   EXHIBIT "A"

                                   Page 1 of 2

   The accompanying notes are an integral part of these financial statements.

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                                  BALANCE SHEET

                                DECEMBER 31, 1998

                         LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
    Warehouse note payable - secured by mortgage receivable                         $1,703,926
    Current maturities on long-term debt                                                43,043
    Loans payable                                                                        6,738
    Customers' deposits in excess of advances                                            1,971
    Accrued expenses - interest                                                         18,705
                       - other                                                         132,842
                                                                                    ----------
            Total current liabilities                                                1,907,225

Long-term debt - net of current maturities
    Capitalized leases payable - secured by telephone
        system and office equipment                                                     40,396

Mortgage payable - secured by land and building                                        324,862

MEMBERS' EQUITY
    Members' equity - unadjusted                                   $299,800
    Unrealized loss on marketable securities                           (679)           299,121
                                                                   --------         ----------
                                                                                    $2,571,604
                                                                                    ==========

                                   EXHIBIT "A"

                                   Page 2 of 2

   The accompanying notes are an integral part of these financial statements.

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                  STATEMENT OF INCOME AND COMPREHENSIVE INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1998

Gain on sales of mortgages and brokerage income                                     $  568,773
Interest income                                                                         48,986
                                                                                    ----------
                                                                                       617,759

Operating expenses
    Warehouse interest                                          $    61,523
    Operating expenses                                            1,208,130          1,269,653
                                                                -----------         ----------
LOSS FROM OPERATIONS                                                                  (651,894)

Other income (expense)
    Realized gain on marketable securities                            5,697
    Interest and dividend income                                     13,665
    Interest expense - other                                        (11,311)
    Income on rental operations                                       3,120             11,171
                                                                -----------         ----------
NET LOSS                                                                              (640,723)

Other comprehensive income (loss)
    Unrealized loss on securities arising during the year                             (124,338)
                                                                                    ----------
COMPREHENSIVE LOSS                                                                  $ (765,061)
                                                                                    ==========



                                   EXHIBIT "B"

   The accompanying notes are an integral part of these financial statements.

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                          STATEMENT OF MEMBERS' EQUITY

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                    ACCUMULATED
                                                                        OTHER
                                                 MEMBERS'         COMPREHENSIVE
                                                   EQUITY           INCOME(LOSS)        TOTAL

Balance - January 1, 1998                          $ 263,830         $ 123,659        $ 387,489


Contribution by member                               690,980                            690,980


Net loss                                            (640,723)                          (640,723)


Other comprehensive income (loss)
    Unrealized loss on securities arising
       during the year                                                (124,338)        (124,338)


Distribution to member                               (14,287)                           (14,287)
                                                   ---------         ---------        ---------

Balance - December 31, 1998                        $ 299,800         $    (679)       $ 299,121
                                                   =========         =========        =========



                                   EXHIBIT "C"

   The accompanying notes are an integral part of these financial statements.

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                             STATEMENT OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

OPERATING ACTIVITIES
    Net loss                                                                       $  (640,723)
    Adjustments to reconcile net loss to net
       cash used for operating activities
        Depreciation and amortization on property, plant
            and equipment                                       $    23,135
        Depreciation on rental property                                 784
        Realized gain on marketable securities                       (5,697)
        Changes in operating assets and liabilities
            Increase in mortgage receivable                      (1,511,474)
            Increase in other receivables                            (4,862)
            Increase in accrued interest receivable                  (2,727)
            Increase in prepaid expenses                            (15,438)
            Increase in customers' deposits                           1,061
            Increase in accrued expenses                             90,087         (1,425,131)
                                                                -----------        -----------
 Net cash used for operating activities
     (Forwarded)                                                                    (2,065,854)

                                   EXHIBIT "D"

   The accompanying notes are an integral part of these financial statements.

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                             STATEMENT OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

Net cash used for operating activities
     (Brought forward)                                                             $(2,065,854)

INVESTING ACTIVITIES
    Purchase of marketable securities                            $ (164,034)
    Proceeds from the sale and redemption of
      marketable securities                                         285,679
    Purchase of property, plant and equipment                      (417,466)
    Increase in security deposits                                    (3,830)
    Increase in amount due from affiliate                            (1,503)
                                                                 ----------
Net cash used for investing activities                                                (301,154)

FINANCING ACTIVITIES
    Increase in note payable secured by mortgage receivable       1,529,726
    Borrowing of long-term debt secured by building                 345,000
    Repayment of long-term debt                                    (133,006)
    Borrowing secured by mortgage on rental property                100,000
    Repayment of mortgage on rental property                         (5,488)
    Repayment of loans payable - other                                 (204)
    Contribution by member                                          585,980
    Distribution to member                                          (14,287)
                                                                 ----------
Net cash provided by financing activities                                            2,407,721
                                                                                   -----------
Net increase in cash                                                                    40,713

Cash and cash equivalents at beginning of year                                         120,725
                                                                                   -----------
Cash and cash equivalents at end of year                                           $   161,438
                                                                                   ===========



                                   EXHIBIT "D"

   The accompanying notes are an integral part of these financial statements.

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                             STATEMENT OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

SUPPLEMENTARY INFORMATION

CUSTOMERS' DEPOSITS - Customers' deposits are assumed to be debts that are settled within 90 days.

WAREHOUSE NOTES PAYABLE - These borrowings are considered to be individual loans that are secured by individual mortgages, and are expected to be repaid within three months.

FILING FEES AND INTEREST PAID - During the year, the Company paid a total of $325 for filing fees. Interest paid during the year was $106,725, which consisted of warehouse interest expense and interest on borrowings.

NON-CASH TRANSACTIONS

The primary member contributed a rental real estate property to the Company during the year. The property had a fair value at the time of contribution of $105,000 and the $85,000 net balance in the member's loan account was converted into members' equity.

Telephone equipment and computers were acquired during the period under two capitalized leases at a total cost of $96,307. The lease obligations were for the full amount of the assets.

                                   EXHIBIT "D"

   The accompanying notes are an integral part of these financial statements.

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

BACKGROUND INFORMATION

United National Mortgage LLC is a licensed mortgage banker in sixteen states with the predominant portion of business conducted in the southern New York area. In addition, the Company is a HUD-Approved Title II Nonsupervised Loan Correspondent. The Company primarily originates conforming conventional loans and sells those loans to investors, servicing released.

SUMMARY OF ACCOUNTING POLICIES

MORTGAGE LOANS HELD FOR SALE - Mortgage loans held for sale are carried at the lower of cost or market value. Market value is determined by purchase commitments from investors and prevailing market prices. The cost basis of a mortgage loan held for sale is its outstanding principal balance decreased by origination and discount fees collected and increased by direct origination costs as determined under SFAS 91 as well as related mortgage taxes. The aforestated fees and costs are, therefore, considered deferred.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are carried at cost. Depreciation and amortization is computed using the straight-line method over the useful life of the assets. The useful life of the furniture, capitalized leased equipment, office equipment and computers is five to seven years. The rental property, building and building improvements are depreciated over thirty-nine years.

INCOME TAXES - The members have elected to be taxed as a partnership whereby the Company's federal tax burden or benefits are passed on to the members. This election has also been made for New York State purposes.

COMMITMENT FEES - Commitment fees paid to various lending institutions are applied against discounts in the ratio of the commitments used to the total commitment. When the commitment expires or is deemed to be unusable, any remaining unexpensed portion of the fee is written off.

USE OF ACCOUNTING ESTIMATES - Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

SUMMARY OF ACCOUNTING POLICIES (Continued)

GAIN ON SALES OF MORTGAGES AND BROKERAGE INCOME - Gains or losses on the sale of mortgage loans held for sale are recognized at the date of sale to an investor. The difference between the proceeds from the sale, which usually includes a service release premium (servicing rights) and the carrying value of the loan held for sale as previously defined, determines the net gain or loss. Brokerage fees are recognized upon an applicant's acceptance of a written commitment obtained by United National from an investor. Under SFAS 65 the Company has performed all significant services under its "brokerage obligation" and can recognize these fees.

BRANCH OFFICE OPERATIONS - Gross revenues generated by the mortgage operations of branch offices are reflected in the statement of operations of United National. Branch managers receive a portion of these revenues. These percentage splits are contractually negotiated with the respective branch managers based upon overall profitability, closing volume, loan product, and experience level. The percentage of these splits paid to the manager generally range from 60% to 70% of loan revenue. All branch managers are employees of United National. In states where branch managers are permitted by state banking law, the branch managers are paid a higher commission through salary and are, therefore, personally responsible for paying their own branch overhead costs. In states where "net branching" is not permitted, United National pays all branch overhead such as rent, telephone, etc. directly. Branch expenses are therefore reflected in United National's statement of operations either as a commission expense or as a specific overhead expense.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include time deposits, certificates of deposit, money market funds and all highly liquid debt instruments with original maturities of three months or less.

The Company maintains cash balances in several banks. Accounts at each of these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of the Company's mortgage receivable held for sale is $1,740,600. The carrying amount for all other financial instruments approximates fair value.

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

OTHER RECEIVABLES

Other receivables include $9,225 of loan closing proceeds and $2,039 due from an investor.

INVESTMENT IN MARKETABLE SECURITIES

The Company has investments in various publicly traded stocks that are readily salable and are available for sale. As required under FASB #115, the year end marketable securities are marked to market. In the prior period, the marketable securities reflect an unrealized gain of $123,659. The $124,338 unrealized loss in the current period was primarily the result of the reduction in appreciation from this prior year write-up. The Company realized $5,697 of income from the sale of marketable securities and $13,665 from interest and dividend income during the year.

PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment consist of the following:

                                                             OWNED         LEASED       TOTAL
    Office furniture and equipment                          $ 34,707       $96,307     $131,014
    Land                                                      55,500                     55,500
    Building and improvements                                347,551                    347,551
                                                            --------       -------     --------
          437,758                                             96,307       534,065
    Less accumulated depreciation and amortization            17,226         9,631       26,857
                                                            --------       -------     --------
                                                            $420,532       $86,676     $507,208
                                                            ========       =======     ========

During the current year the total charges to income for depreciation and amortization of this property, plant and equipment were $23,135.

INVESTMENT IN RENTAL REAL ESTATE

The company acquired a parcel of rental real estate in Newburgh, New York from its principal member. This property had a fair value of $105,000 at the time of acquisition. This property is currently subject to a $94,512 mortgage that is secured by the property and all of the Company's furniture, fixtures and equipment. The mortgage has 110 remaining monthly installments of $1,240 inclusive of interest at 10% per annum. This real estate was rented to a party deemed to be related (see note "RELATED PARTY"). During the current year, $784 of depreciation was taken on the rental real estate.

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

WAREHOUSE LINES-OF-CREDIT

United National maintains warehouse lines-of-credit with four financial institutions. Up to $16,000,000 of funds, secured by owned mortgages held for sale, are available to be advanced to the Company. These borrowing lines are subject to interest rates at a slight premium over the prime rate.

LONG-TERM DEBT

The Company has a mortgage with 170 remaining monthly installments of $3,707, inclusive of interest at 10% per annum that is secured by the land and building.

The leases payable represent amounts due on capitalized leases of a telephone system and office equipment.

            Total due for year ending December, 1999                       $36,890
            Total due for year ending December, 2000                        36,890
            Total due for year ending December, 2001                         5,618
                                                                           -------
            Total minimum lease payments                                    79,398
            Less amounts representing interest                               7,454
                                                                           -------
            Present value of net minimum lease payments                     71,944
            Current portion                                                 31,548
                                                                           -------
            Long-term portion                                              $40,396
                                                                           =======


STAFF LEASING COSTS

In 1998 the Company maintained a co-employment relationship with a Professional Employee Organization ("PEO") that provides human resource services for a fee. The "PEO" is responsible for personnel administration, human resource functions and payroll processing. As such, United National does not have direct salary, payroll tax or benefit costs for the employees leased from the "PEO". Instead, the Company has expensed all of these costs as staff leasing costs. The Company was reimbursed $57,762 of staff leasing costs paid on behalf of a related entity.

ESCROW

Approximately $7,300 is being held in trust in regard to escrows on unsold loans. This cash and its related liability are not reflected on the balance sheet.

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

BUILDING CARRYING COSTS AND LEASES

The Company utilizes the building disclosed in "Property, Plant and Equipment" as its main office. In lieu of rent, the Company incurred carrying costs that included real estate taxes and interest from the mortgage on the property.

The Company leases various space on a month to month basis that is utilized for branch offices. The current charge in regard to these offices is $2,000 per month.

Building carrying costs and rent expense for the period was $55,517.

The Company is liable under the terms of various operating leases with payments totaling approximately $1,100 per month for remaining periods varying from 19 to 36 months.

RELATED PARTY

The Company recognized net rental income of $3,120 for rental of the entire real estate property and a portion of the main office building by a related entity. The Company incurred allocable costs of $61,880 which has been offset against the gross rental income of $65,000.

The Company was charged $61,210 for telemarketing and $60,100 for processing fees performed by this related entity.

CONTINGENCIES

Loans sold under investor programs are subject to repurchase if they fail to meet the origination criteria of those programs. In addition, loans sold to investors are also subject to indemnification or repurchase if the loan is two or three months delinquent during a set period, which usually varies from the first six months to a year after the loan is sold. As of balance sheet date there were no requests for indemnification or repurchase.

United National has issued approximately $2,686,415 of commitments to applicants to close loans at prevailing rates. The Company, in order to assure itself of a market place to sell its loans, has agreements with investors who will accept all loans meeting certain investor criteria, to deliver the loans at the rate prevailing at the time of delivery.

                            SUPPLEMENTARY INFORMATION

                  INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY

             INFORMATION ACCOMPANYING THE BASIC FINANCIAL STATEMENTS

    Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Adjusted Net Worth is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                             HIRSHFIELD AND KANTOR

Melville, New York
April 23, 1999

                          UNITED NATIONAL MORTGAGE LLC

               COMPUTATION OF ADJUSTED NET WORTH FOR APPROVAL AND
              RECERTIFICATION OF NONSUPERVISED LOAN CORRESPONDENTS

                                DECEMBER 31, 1998

Home Office (no branch offices with approval)                                         $ 50,000

NET WORTH REQUIRED                                                                    $ 50,000
                                                                                      ========
Members' Equity per Balance Sheet                                  $299,121

Less:  unacceptable asset
        Due from affiliate                                            1,503
                                                                   --------
ADJUSTED NET WORTH FOR HUD REQUIREMENT PURPOSES                                       $297,618
                                                                                      ========
Adjusted Net Worth ABOVE Amount Required                                              $247,618
                                                                                      ========

                          UNITED NATIONAL MORTGAGE LLC

            COMPUTATION OF ADJUSTED NET WORTH TO DETERMINE COMPLIANCE
               WITH NEW YORK STATE BANKING DEPARTMENT REGULATIONS

                                DECEMBER 31, 1998

NET WORTH REQUIRED                                                                    $250,000
                                                                                      ========
Members' Equity per Balance Sheet                                  $299,121

Less:  unacceptable asset
        Due from affiliate                                            1,503
                                                                   --------
ADJUSTED NET WORTH FOR NEW YORK STATE BANKING
   DEPARTMENT REQUIREMENT PURPOSES                                                    $297,618
                                                                                      ========
Adjusted Net Worth ABOVE Amount Required                                              $ 47,618
                                                                                      ========

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                         SCHEDULE OF OPERATING EXPENSES

                      FOR THE YEAR ENDED DECEMBER 31, 1998

Staff leasing expense                                        $  484,008
Commission expense                                               41,599
Processing fees                                                  60,100
Automobile expense                                               13,435
Advertising                                                     104,010
Property carrying costs and rent                                 55,517
Utilities                                                         7,447
Office expense                                                   72,136
Telephone                                                        45,950
Computer costs                                                   23,250
Postage and messenger fees                                       13,963
Insurance                                                        18,594
Legal and professional fees                                      58,843
Depreciation and amortization                                    23,135
Filing fees and licenses                                         38,779
Equipment rental                                                 15,676
Repairs and maintenance                                          16,708
Consulting fees                                                  46,974
Marketing expense                                                61,210
New York State filing fees                                          325
Warehouse fees                                                    6,471
                                                             ----------
                                                             $1,208,130
                                                             ==========

                          UNITED NATIONAL MORTGAGE LLC
                         (A Limited Liability Company)

                              FINANCIAL STATEMENTS

                               DECEMBER 31, 1997

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1997


                                 C O N T E N T S


                                                         REFERENCE

Independent Auditors' Report


Balance Sheet                                            EXHIBIT "A"


Income Statement                                         EXHIBIT "B"


Statement of Member's Equity                             EXHIBIT "C"


Statement of Cash Flows                                  EXHIBIT "D"


Notes to Financial Statements

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                                  BALANCE SHEET

                                DECEMBER 31, 1997


                                     ASSETS

CURRENT ASSETS
     Cash and cash equivalents                                     $110,725
     Cash - time deposits                                            10,000
     Investment in marketable securities                            395,717
     Mortgage receivable - net of unearned discount of $4,542       169,658
     Other receivables                                               12,114
     Accrued interest receivable                                        268
     Prepaid expenses                                                15,949
                                                                   --------

              Total current assets                                  714,431

Property and equipment - at cost                                     16,579
                                                                   --------
                                                                   $731,010
                                                                   ========

                                   EXHIBIT "A"
                                   Page 1 of 2

   The accompanying notes are an integral part of these financial statements.

                          INDEPENDENT AUDITORS' REPORT




The Member
United National Mortgage LLC


         We have audited the accompanying balance sheet of United National Mortgage LLC as of December 31, 1997, and the related statements of income, member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United National Mortgage LLC as of December 31, 1997, and results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.




                                                     HIRSHFIELD AND KANTOR


Melville, New York
April 9, 1998

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                                  BALANCE SHEET

                                DECEMBER 31, 1997


                         LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES
     Warehouse note payable - secured by mortgage receivable                    $174,200
     Note payable - secured                                                      100,000
     Loan payable - insurance financing                                            1,691
     Customers' deposits in excess of advances                                       910
     Loan payable - other                                                          5,251
     Filing fee payable                                                              325
     Accrued expenses - interest                                                   2,275
                      - other - Branch                                            58,869
                                                                                --------
              Total current liabilities                                          343,521

MEMBER'S EQUITY
     Member's equity - unadjusted                                 $263,830
     Unrealized gain on marketable securities                      387,489       123,659
                                                                  --------      --------
                                                                                $731,010
                                                                                ========


                                   EXHIBIT "A"
                                   Page 2 of 2

   The accompanying notes are an integral part of these financial statements.

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                                INCOME STATEMENT

                      FOR THE YEAR ENDED DECEMBER 31, 1997

Gain on sales of mortgages and brokerage income                       $  17,812
Interest income                                                           1,331
                                                                      ---------
                                                                         19,143
Operating expenses
     Warehouse interest                              $   1,239
     Operating expenses                                334,234         335,473
                                                     ---------       ---------

LOSS FROM OPERATIONS                                                  (316,330)

Other income (expense)
     Realized gain on marketable securities             40,890
     Interest and dividend income                       11,362
     Interest expense - other                           (2,809)         49,443
                                                     ---------       ---------

NET LOSS                                                             $(266,887)
                                                                     =========

                                  EXHIBIT "B"

   The accompanying notes are an integral part of these financial statements.

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                          STATEMENT OF MEMBER'S EQUITY

                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                       UNREALIZED
                                                      GAIN(LOSS) ON
                                        MEMBER'S       MARKETABLE
                                         EQUITY        SECURITIES        TOTAL

Balance - January 1, 1997              $ 308,958       $ (32,803)      $ 276,155

Contribution by member                   221,759                         221,759


Write-up to market of current
     year's marketable securities                       156,462          156,462


Net loss                                (266,887)                       (266,887)
                                       ---------       ---------       ---------

Balance - December 31, 1997            $ 263,830       $ 123,659       $ 387,489
                                       =========       =========       =========


                                   EXHIBIT "C"

   The accompanying notes are an integral part of these financial statements.

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                             STATEMENT OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

OPERATING ACTIVITIES
     Net loss                                                              $(266,887)
     Adjustments to reconcile net loss to net
        cash used for operating activities
         Depreciation                                      $   3,713
         Realized gain on marketable securities              (40,890)
         Changes in operating assets and liabilities
              Increase in mortgage receivable               (169,658)
              Increase in other receivables                  (12,114)
              Increase in accrued interest receivable           (268)
              Increase in prepaid expenses                   (11,063)
              Increase in customers' deposits                    910
              Increase in filing fees payable                    325
              Increase in accrued expenses                    61,144        (167,901)
                                                           ---------       ---------

 Net cash used for operating activities
      (Forwarded)                                                           (434,788)


                                   EXHIBIT "D"
                                   Page 1 of 3

   The accompanying notes are an integral part of these financial statements.

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                             STATEMENT OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

Net cash used for operating activities
      (Brought forward)                                                         $(434,788)

INVESTING ACTIVITIES
     Purchase of marketable securities                            $ (87,463)
     Proceeds from the sale and redemption of
       marketable securities                                         99,242
     Purchase of property and equipment                             (20,292)
                                                                  ---------
Net cash used for investing activities                                             (8,513)

FINANCING ACTIVITIES
     Increase in note payable secured by mortgage receivable        174,200
     Assumption of note payable - secured                           100,000
     Increase in loans payable - other                                5,251
     Repayment of loans payable                                      (3,195)
     Contribution by member                                         201,277
                                                                  ---------

Net cash provided by financing activities                                         477,533
                                                                                ---------

Net increase in cash                                                               34,232

Cash and cash equivalents at beginning of year                                     86,493

Certificate of deposit                                                            (10,000)
                                                                                ---------
Cash and cash equivalents at end of year                                        $ 110,725
                                                                                =========


                                   EXHIBIT "D"
                                   Page 2 of 3

   The accompanying notes are an integral part of these financial statements.

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                             STATEMENT OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1997


SUPPLEMENTARY INFORMATION

CUSTOMERS' DEPOSITS - Customers' deposits are assumed to be debts that are settled within 90 days.

WAREHOUSE NOTES PAYABLE - These borrowings are considered to be individual loans that are secured by individual mortgages, and are expected to be repaid within three months.

FILING FEES AND INTEREST PAID - During the year, the Company paid a total of $325 for filing fees. Interest paid during the year was $1,773, consisting primarily of warehouse interest expense and interest on unsecured borrowings.

NON-CASH TRANSACTIONS

Net transfers of marketable securities totaling $20,482 are included in the current year's contribution by member. All amounts were determined utilizing fair market value on the dates of the transfers.

$4,886 of prepaid insurance has been financed with a short-term loan payable.


                                   EXHIBIT "D"
                                   Page 3 of 3

   The accompanying notes are an integral part of these financial statements.

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997


BACKGROUND INFORMATION

During the current fiscal year, United National Mortgage LLC obtained mortgage banking licenses in the states of New York, Connecticut, Georgia, Iowa, Kansas, Massachusetts, Maryland, Michigan, Pennsylvania and Utah.

The Company originates non-conforming "B", "C" and "D" type loans, and sells those loans to investors, servicing released. United National services the areas in which the Company is licensed with the predominant portion of business conducted in the New York area.

In this its first period of operations, United National suffered a material operating loss. The substantial lead time between the initial application and the closing and sale of mortgage loans resulted in the Company expending substantial sums setting up its operation without being able to recognize matching revenues.


SUMMARY OF ACCOUNTING POLICIES

MORTGAGES RECEIVABLE - Mortgages receivable (net of the unearned discounts) are carried at the lower of cost or market on the aggregate basis.

PROPERTY AND EQUIPMENT - Property and equipment are carried at cost. Depreciation is computed using the double-declining method over the useful life of the assets. The useful life of the furniture is seven years and the office equipment and computers are five years.

COMMITMENT FEES - Commitment fees paid to various lending institutions are applied against discounts in the ratio of the commitments used to the total commitment. When the commitment expires or is deemed to be unusable, any remaining unexpensed portion of the fee is written off.

USE OF ACCOUNTING ESTIMATES - Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997


SUMMARY OF ACCOUNTING POLICIES (CONT'D)

REVENUE RECOGNITION - Revenue from both "The Retail Origination Division" and "The Wholesale Division" is recognized upon loan sale to the investor. All revenue earned by branch offices are accumulated together to reflect the total revenues of the Company.

BRANCH OFFICE OPERATIONS - All branch managers are employees of the Company. In states where permissible, branch managers are contractually obligated to pay the expenses of the branch. In states where not permissible, the Company pays these expenses directly. All amounts paid by the Company are classified to the applicable category of the expenditure.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include time deposits, certificates of deposit, money market funds and all highly liquid debt instruments with original maturities of three months or less.

The Company maintains cash balances in several banks. Accounts at each of these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000.


FAIR VALUE OF FINANCIAL INSTRUMENTS

Estimated fair value of the Company's mortgage receivable held for sale is $175,942. The carrying amount for all other financial instruments approximates fair value.


OTHER RECEIVABLES

Other receivables include $10,080 of loan closing proceeds and $2,034 due from an investor.


INVESTMENT IN MARKETABLE SECURITIES

The Company has investments in various publicly traded stocks that are readily salable and are available for sale. During the current year, the Company realized interest and dividend income of $11,084. Gains on the sale of securities totaled $40,890 and included a $38,437 gain on securities transferred at fair market value to the member. As required under FASB #115, United National

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997

wrote-up the value of these securities to their market value. The unrealized gain was credited directly to member's equity.


PROPERTY AND EQUIPMENT
The property and equipment consist of the following:

              Furniture                                       $14,242
              Office equipment and computers                    6,050
                                                              -------
                                                               20,292
              Less accumulated depreciation                    (3,713)
                                                              -------
                                                              $16,579
                                                              =======

Depreciation expense was $3,713 for this period.

WAREHOUSE LINES-OF-CREDIT

United National maintains warehouse lines-of-credit with three financial institutions. Up to $4,000,000 of funds, secured by owned mortgages held for sale, are available to be advanced to the Company. One warehouse line requires that a minimum balance of $10,000 be maintained in a certificate of deposit.


STAFF LEASING COSTS

In 1997 the Company entered into a co-employment relationship with a Professional Employee Organization ("PEO") that provides human resource services for a fee. The "PEO" is responsible for personnel administration, human resource functions and payroll processing. As such, United National does not have direct salary, payroll tax or benefit costs for the employees leased from the "PEO". Instead, the Company has expensed all of these costs as staff leasing costs.

INCOME TAXES AND FILING FEES

The member has elected to be taxed as a sole proprietorship whereby the Company's federal tax responsibilities are passed on to the member who will bear the tax burden personally. This election has also been made for New York State purposes.

New York State filing fees totaled $650 for the period and included a prior year's underaccrual of $325.

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997


NOTE PAYABLE - SECURED

This note, secured by substantially all of the Company's assets, calls for monthly installments of interest only calculated at 18% per annum. The note was satisfied in the subsequent period.

Interest expense for the period totaled $2,536.

LEASE

On June 3, 1997 the Company entered into a lease agreement for office space which commenced on July 1, 1997. The lease is on a month-to-month basis and calls for monthly rent of $2,000.

Rent expense for the period totaled $12,000.


CONTINGENCIES

Loans sold under investor programs are subject to repurchase if they fail to meet the origination criteria of those programs. In addition, loans sold to investors are also subject to indemnification or repurchase if the loan is two or three months delinquent during a set period, which usually varies from the first six months to a year after the loan is sold. As of balance sheet date there were no requests for indemnifications, nor has United National been asked to repurchase any loans.

                            SUPPLEMENTARY INFORMATION

                  INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY

             INFORMATION ACCOMPANYING THE BASIC FINANCIAL STATEMENTS





     Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Adjusted Net Worth is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                                     HIRSHFIELD AND KANTOR


Melville, New York
April 8, 1998

                          UNITED NATIONAL MORTGAGE LLC

                      COMPUTATION OF ADJUSTED NET WORTH TO
               DETERMINE COMPLIANCE WITH FHA NET WORTH REGULATIONS

                                DECEMBER 31, 1997

1.  Servicing Portfolio December 31, 1997                         $  -0-

2.  Add:
         Origination                                                 -0-

3.  Less:
         Servicing Retained                                          -0-
                                                                   --------
4.  TOTAL                                              $   -0-
                                                       ========
5.  Net Worth Required                                             $250,000


Member's Equity per Balance Sheet                      $387,489

Less - unacceptable assets
         Unrealized gain on marketable securities       123,659
                                                       --------
ADJUSTED NET WORTH FOR HUD REQUIREMENT PURPOSES                     263,830
                                                                   --------

Adjusted Net Worth ABOVE Amount Required                           $ 13,830
                                                                   ========

                          UNITED NATIONAL MORTGAGE LLC
                          (A LIMITED LIABILITY COMPANY)

                         SCHEDULE OF OPERATING EXPENSES

                      FOR THE YEAR ENDED DECEMBER 31, 1997

Staff leasing expense                                     $ 70,014
Commission expense                                           7,280
Selling and promotion                                        5,901
Travel                                                      14,071
Automobile expense                                           5,714
Advertising                                                  3,694
Rent                                                        12,000
Office expense                                               8,226
Telephone                                                   18,938
Computer costs                                               3,888
Postage and messenger fees                                   3,917
Insurance                                                    6,425
Dues, subscriptions and conferences                          1,116
Legal and professional fees                                 36,584
Depreciation                                                 3,713
Filing fees and licenses                                    28,654
Equipment rental                                             2,417
Repairs and maintenance                                        215
Consulting fees                                             77,152
Marketing expense                                           22,143
New York State filing fees                                     650
Bank charges and warehouse fees                                657
Miscellaneous                                                  865
                                                          --------
                                                          $334,234
                                                          ========